FILE NO. 082-35033

(Translation)

Securities Code: No. 5019
June 4, 2008

To the Shareholders:

NOTICE OF THE 93RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 93rd Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially requested to attend the meeting.

Yours very truly,

Akihiko Tembo
President and Representative Director

Idemitsu Kosan Co., Ltd.
1-1, Marunouchi 3-chome,
Chiyoda-ku, Tokyo, Japan

Description

1. Date and hour of meeting:

   June 26 (Thursday), 2008, at 10:00 a.m.

2. Place of meeting:

   "Grand Ball Room", 3F, Grand Hyatt Tokyo
   10-3, Roppongi 6-chome, Minato-ku, Tokyo, Japan

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors for the 93rd fiscal year (from April 1, 2007 to March 31, 2008)

   2. Report on the financial statements for the 93rd fiscal year (from April 1, 2007 to March 31, 2008)

   Matters to be resolved:

Proposition No. 1:	Election of 13 Directors
Proposition No. 2:	Election of two (2) Statutory Auditors

\- E N D -

(Attached document)

BUSINESS REPORT

(April 1, 2007 to March 31, 2008)

1. Current state of the Idemitsu Group (the "Group")

(1) Business activities for the fiscal year under review:

(i) Developments and results of business activities:

<Environment of business>

The Japanese economy during the consolidated fiscal year 2007 generally grew firmly, supported by expanded corporate earnings and increases in external demand and capital investment. However, concerns about the future Japanese economy have intensified since last summer due to the slowing down of the global economy hit by turmoil in the U.S. and the European financial and capital markets triggered by the issue of subprime lending.

Crude oil prices continued to hike due to geopolitical risks, including anxieties over the supply capacity of Nigeria and the Iranian nuclear issue, as well as inflows of speculative money into crude oil markets affected by the credit crunch caused by the subprime lending issue and the global downturn in stock prices. The Dubai crude oil price increased by 50% from the beginning of the fiscal year 2007 and on average, hiked by $16.6 per barrel from the preceding year to $77.4 per barrel.

Foreign exchange rate of the Japanese yen continued to weaken and hit a bottom at ¥124 per dollar in June 2007, the weakest since 2002, since expectation for the U.S. interest cut receded thanks to generally better performances in the U.S. economic indexes and Japanese investors' investment in foreign currency denominated assets accelerated. However, movements of yen buying back and dollar selling have became aggressive since last summer due to a trend towards risk aversion arising from concerns over economic slowing down in the U.S. and consequently, the yen drastically rose to the ¥95 per dollar level, the highest since 1995. The average exchange rate of yen for the fiscal year 2007 was ¥115.3 per dollar, a rise by ¥2.7 per dollar against the previous year.

In the petroleum industry, demand for petroleum products for the fiscal year 2007 is estimated to be about 98% compared with the previous year, hit by rapidly soaring crude oil prices and increased environmental awareness. Conversion from petroleum fuels to alternative fuels progressed in the industrial sector affected by surging crude oil prices, and in particular demand for kerosene and heavy fuel oil A decreased significantly.

In the petrochemical industry, prices of domestic naphtha, a petrochemical raw material, remained at a record high level due to hiking crude oil prices. Supply-demand balance of petrochemicals continued to be tight, affected by growing demand from Asian countries, despite softened domestic demand.

Under these circumstances, the developments and results of business activities by division of the Group were as described below:

<Petroleum products business>

The petroleum products business for the fiscal year 2007, despite efforts to shift costs from the increase in crude oil price to the selling prices, were affected by insufficient shifting of costs mainly in industrial fuels and by substantial increases in the costs of fuel oil necessary for the operation of refineries and plants due to hikes of crude oil prices.

As for sales of petroleum products, sales volumes of all products were 30,047 thousand KL, 99.6% of those in the preceding year, but sales of each petroleum product exceeded demand. In the service station retail sales business, the Company continued to increase issuance of "Idemitsu Card Mydo Plus" credit cards, which resulted in an increase by 250,000 in the number of outstanding credit cards during the fiscal year 2007 with the total number of credit cards issued reaching 2.63 million. In addition, the Company focused on increasing sales mainly at self-service stations. As a result, sale volumes of gasoline for the fiscal year 2007 were 101.0% of those of the previous year. As for sales of industrial fuels, demand for heavy fuel oil A declined substantially. The Company also actively promoted export of petroleum products, mainly diesel fuel oil, based on the domestic and foreign market situations.

In terms of supply, high-quality Santa Barbara crude oil produced in Venezuela was procured for the first time for the Company. The Company will continue to enhance the relationship with oil-producing countries in the Middle East, and at the same time, will diversify crude oil suppliers taking into consideration geopolitical risks.

As for safety, the Company focused on strengthening safety infrastructures and environmental responsiveness at refineries and plants, and in consideration of the possible scale of earthquake motion and hazardousness of each oil, is promoting the fitting of a double-deck structure to tanks in order to ensure safety.

In terms of the environment, the Company acquired an environmental rating of "AA" from Tomatsu Evaluation and Certification Organization Co., Ltd.

From April 2007, sale of biogasoline (regular gasoline blended with "bio ETBE" synthesized with plant-derivative bio ethanol and petroleum gas isobutene) started in the metropolitan areas (Tokyo, Kanagawa, Saitama, and Chiba Prefectures) through 50 service stations (7 of which is Idemitsu's), as a joint effort of the petroleum industry to assist government-set reduction goals of greenhouse gases promised in the Kyoto Protocol.

In the lubricants business, the Company sold a total volume of one million KL, by bolstering sales activities in overseas markets including rapidly growing Asia, in the domestic and overseas markets including sales at licensees. In terms of domestic sales, amidst decreasing demand for lubricant oils, development and sales of resource-saving, energy-conserving, and environment-friendly lubricant oil were

actively promoted, resulting in sales exceeding the results from the previous year. Zepro ATF-ECO was released in April 2007, and sales also started for new environmentally friendly diesel engine oil in response to emission control in October 2007. In the overseas business operations, the Company decided to double current production capacity of Idemitsu Lube (China) Co., Ltd. to 56,000 KL per year by July 2008 in order to respond to the expanding automobile market in China.

The overall consolidated net sales in the petroleum products business increased by 13.8% on a year-on-year basis to ¥2,886.2 billion. Due to big hikes of crude oil prices, operating income downed by ¥25.6 billion on a year-on-year basis and the Company recorded an operating loss of ¥7.8 billion.

<Petrochemical products business>

With respect to petrochemical products, the material naphtha price reached a record high with hikes in the crude oil price, and the profit margins of various products were compressed due to the increased raw material costs.

In the basic chemicals business, demand for olefin remained firm and the sales volume was 99.7% of those of the previous year. Demand for styrene monomers mainly from China progressed firmly during the first half of the fiscal year 2007, but the demand environment softened from the end of the year in the second half of the fiscal year, due to slowing down in the growth of Chinese demand and inflows of U.S.-made products. The market price of paraxylene maintained high levels in the first half of the fiscal year 2007, supported by brisk demand for derivatives; however, the supply and demand relationship softened in the second half due partly to excessive production capacity of PTA (purified terephthalic acid) in the second half.

In the performance chemicals business, full-scale production continued from the previous year. Sales volume increased to 104.7% of that in the last year, due to increased production stemming from completion of periodical maintenance conducted in the preceding year. In addition, construction of manufacturing facilities (production capacity: 300 tons per year) for Adamantane, a material for ArF (argon fluoride) photoresist, at the Tokuyama Plant was completed in late September 2007. The Company adopted an environmentally friendly manufacturing process that would be the first of its kind in the world, which uses a catalyst newly developed by the Company. With the establishment of the supply system for the material adamantane, the Company has set up a consistent system from raw materials to derivative products and has made preparations for future increases in demand.

In the engineering plastics business, demand for polycarbonate resin in Asia remained firm and sales increased in high value-added products mainly for electronics such as liquid crystal displays. However, the profit margins between raw materials and products shrunk due to relaxing of supply and demand caused by augmented facilities mainly in China and South Korea and substantial increases in prices of raw materials. Sales progressed favorably for syndiotactic polystyrene (SPS) mainly in products for automobile connectors.

As a result, overall consolidated net sales of the petrochemical products business for the fiscal year 2007 increased by 13.9% against the fiscal year 2006 to ¥709.1

billion, and operating income downed by 57.8% on a year-on-year basis to ¥18.7 billion.

<Oil exploration and production business>

In the oil exploration and production business, in addition to the hovering crude oil price acting as a contributing factor to profits, crude oil production volume also saw contributions from the Fram East drilling site starting production in October 2006. The production of crude oil increased 1.21 million barrels on a year-on-year basis to 11.38 million barrels.

In May 2007, the Company's British subsidiary Idemitsu E&P UK Ltd. acquired partial interests in 4 exploration blocks off the west coast of the British Territorial Shetland Islands. In June 2007, a Norwegian local subsidiary Idemitsu Petroleum Norge AS confirmed crude oil reserves from an exploratory well in the "H-North" structure of Fram Block PL090, in which the Company owns a 15% interest. Likewise, crude oil reserves were confirmed from an exploratory well in the "C-East" structure of Fram Block PL090 in January 2008. In addition, approval was gained for plans for development of the Vega South field, in which the Company owns 15% interest, from the Norwegian government. Also, 15% interest was acquired in the exploration block (PL293) in Norwegian territorial waters in the North Sea. In December 2007, the Company's subsidiary Idemitsu Cuu Long Petroleum Co., Ltd. started procedures toward the commencement of petroleum production at the Block 09-3, offshore southern Vietnam in which the company owns 15% interest.

The overall consolidated net sale in the oil exploration and production business for the fiscal year 2007 increased by 21.3 % on a year-on-year basis to ¥105.8 billion and operating income rose by 17.4% on a year-on-year basis to ¥43.3 billion, due to crude oil prices hovering at high levels.

<Other businesses>

In the coal business, total production volume of Australian coal was 9.94 million tons, up by 1.84 million tons against the previous year, with contributions from the Boggabri and Tarrawonga Mines which started production in November 2006. While export prices increased, an Australian high dollar rate was developed and operating profit underwent minus influence. In addition, additional costs due to increased demurrage at coal shipping ports continued, but the present situation is beginning to improve. Ensham Coal Mine suffered flood damage in its mining areas following intense rainfall in mid-January 2008. Shipments have partially been resumed, beginning with a shipment volume of approximately 40% of the volume before the flooding. Restoration efforts are currently being implemented at the flooded mining areas.

In the electronic materials business, demand is starting to increase on a full scale for organic electroluminescent (EL) displays as seen in the commercialization of main displays for cell phones and small-sized TVs. In terms of development, the Company has achieved the highest performance in the world in the development of white EL material. In the development of phosphorescent EL material, based on next-generation technologies, joint development with a U.S. company Universal

Display Corporation was further reinforced. In terms of establishing a supply system, in preparation for the expansion of the organic EL display market, the Company completed the construction of a plant for organic EL materials (production capacity: 2 metric tons per year) in the city of Omaezaki in Shizuoka Prefecture, and started production in April 2007.

The overall consolidated sales in the other businesses for the fiscal year 2007 increased by 9.6% on a year-on-year basis to ¥163.1 billion due to an increase in coal sales, and operating income decreased by 54.6% on a year-on-year basis to ¥1.8 billion.

As a result of these operating activities for the fiscal year under review, consolidated net sales amounted to ¥3,864.3 billion, an increase by 13.8% on a year-on-year basis, due to hikes of crude oil and naphtha prices. Consolidated operating income amounted to ¥55.9 billion, a decrease of 45.6%. Consolidated ordinary income amounted to ¥60.7 billion, a decrease of 43.6%. Consolidated net income amounted to ¥4.8 billion, a decrease of 88.4%, primarily attributable to posting of restoration costs for flood damage at Ensham Coal Mine in Australia as an extraordinary loss of ¥12.7 billion.

Business sector	Net sales		Operating income	
	Fiscal year under review	Increase/ decrease from the previous fiscal year	Fiscal year under review	Increase/ decrease from the previous fiscal year
	(billion yen)	(%)	(billion yen)	(%)
Petroleum products	2,886.2	13.8	(7.8)	-
Petrochemical products	709.1	13.9	18.7	(57.8)
Oil exploration and production	105.8	21.3	43.3	17.4
Other businesses	163.1	9.6	1.8	(54.6)
Total	3,864.3	13.8	55.9	(45.6)

(ii) Investment in plant and equipment:

The amount of investment in plant and equipment of the Group for the fiscal year under review totaled ¥81.5 billion, which was principally used as follows:

Business sector	Principal investment in plant and equipment
Petroleum products	Maintenance and renewal of facilities of the refineries; enhancement and improvement of sales facilities of service stations
Petrochemical products	Enhancement, restructuring, maintenance and renewal of production facilities
Oil exploration and production	Exploration and development of oil fields
Other businesses	Maintenance and renewal of coal production facilities; development of uranium mines; facilities to produce electronic materials

(iii) Financing:

In June 2007, the Company received a rating of J-1 for its commercial paper and a rating of A- for its long-term preferential debt from Japan Credit Rating Agency, Ltd. and its Board of Directors adopted a resolution for the issuance of commercial paper within the limit of ¥200 billion. The amount of commercial paper outstanding as of March 31, 2008 was ¥50 billion.

Interest-bearing debt of the Group outstanding as of March 31, 2008 increased by ¥24.0 billion from the end of the previous fiscal year to ¥858.3 billion, principally due to hikes in crude oil prices.

(2) Assets and income/loss

Item	**90th year** April 1, 2004 - Mar. 31, 2005	**91st year** April 1, 2005 - Mar. 31, 2006	**92nd year** April 1, 2006 - Mar. 31, 2007	**93rd year** April 1, 2007 - Mar. 31, 2008
Net sales (million yen)	2,763,668	3,327,403	3,394,738	3,864,263
Ordinary income (million yen)	79,594	70,829	107,536	60,695
Net income (loss) (million yen)	(5,894)	27,391	41,591	4,837
Net income (loss) per share (yen)	(427.05)	1,289.85	1,268.61	120.98
Total assets (million yen)	2,228,574	2,280,359	2,333,129	2,420,057
Net assets (million yen)	294,272	368,715	561,376	527,689

(Notes) 1. For the 90th fiscal year, the product market in Japan remained in a high level due to a sharp rise in prices of crude oil. However, extraordinary expenses increased substantially due to the early adoption of an accounting standard for impairment of fixed assets. Consequently, the Company incurred a net loss.

2. As from the 92nd fiscal year, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (the Accounting Standards Board of Japan ("ASBJ") Corporate Accounting Standard No.5, December 9, 2005) and the "Implementation Guidance on the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard Implementation Guidance No.8, December 9, 2005) are applicable.

(3) Major parent company and subsidiaries:

(i) Relationship with the parent company:

Not applicable.

(ii) Major subsidiaries:

Name	Capital	Ratio of voting rights of the Company (%)	Main business
Idemitsu Tanker Co., Ltd.	¥1,000 million	100.0	Transportation of crude oil and petroleum products of the Company
Idemitsu Unitech Co., Ltd.	¥1,600 million	100.0	Manufacture and sale of plastic products
Idemitsu Oil & Gas Co., Ltd.	¥8,275 million	100.0	Acceptance of operations of oil exploration and production companies of the Group
Idemitsu Snorre Oil Development Co., Ltd.	¥15,120 million	50.5	Investigation, exploration, development and sale of oil resources
Idemitsu Cuu Long Petroleum Co., Ltd.	¥3,537 million	82.9	Investigation and exploration of oil resources
Idemitsu Petroleum Norge AS	NOK727,900 thousand	50.5	Investigation, exploration, development and sale of oil resources
Idemitsu Australia Resources Pty Ltd	A$106,698 thousand	100.0	Investigation, exploration, development and sale of coals

(4) Future challenges to the Group

<Business conditions>

The Japanese economy is expected to remain weak during the first half of the fiscal year 2008 as the environment for corporate earnings is deteriorating due to decelerating economies in the world, including the United States and hikes in prices of energy and raw materials. The U.S. economy is expected to resurge during the second half of the year and the Japanese economy is also expected to start recovering then.

Crude oil prices are expected to remain in a high level for the time being due to a prospect for steady growth in global demand, specifically in the United States and Asia, as well as anxieties over the supply capacity of Nigeria and higher geopolitical risks related to Iran's nuclear issue.

Demand for petroleum products in Japan has been decreasing due to the progresses of energy saving and improved efficiencies and conversion into alternative energy resources as a result of the raising of environmental awareness. Due to stricter environmental regulations, alternative energy resources for petroleum gaining more power and other impacts, domestic demand may continue to decrease in the future.

With regard to petrochemical products, demand in Asia is expected to remain active. However, construction and additions of large-scale plants are under way in the Middle East and China and market conditions may become weak due to the weakness of supply-demand conditions in the future.

Furthermore, higher prices of petroleum and other resources have caused higher materials costs, which in return have increased costs of development of resources and investment in the environment and safety.

<Future challenges>

In May 2005, the Idemitsu Group established its second consolidated medium-term management plan which covers the fiscal year 2005 to the fiscal year 2008 in order to aim to be a "company which contributes to society through stable and sustainable growth."

With respect to individual plans for the fiscal year 2007 and the fiscal year 2008 in the second consolidated medium-term management plan, in May 2007 the Company reviewed and revised assumptions and profit planning for both fiscal years by reflecting substantial changes in business circumstances after the establishment of the second consolidated management plan.

In planning business strategies, the Idemitsu Group classified Group businesses into three strategic categories, which are shown in the following:

		Business segment			
		Petroleum products	Petrochemical products	Oil exploration and production	Others
Strategic categories	Core businesses	· Fuel products · LPG · Crude oil shipping	· Basic chemicals	–	· Insurance sales · Service station products · Credit cards
	High value-added businesses	· Lubricants	· Performance chemicals · Engineering plastics · Plastics processed products	–	· Electronic materials · Agricultural biotechnology · Engineering
	Resource businesses	–	–	· Oil exploration and production	· Coals · Uranium · Geothermal energy

While Idemitsu made efforts to reflect the continued surge in crude oil and naphtha (raw materials for petrochemicals) prices in the selling prices during the fiscal year ended March 31, 2008, the Company experienced a significant decrease in profits due to its use of the last-in first-out method of inventory valuation, reduced product margins, and increased refining fuel cost.

The Company is forecasting consolidated operating income of ¥96 billion (¥102 billion, including investment profit (losses) on equity method) for the fiscal year ending March 31, 2009, due to a recovery in profit margins for petroleum and petrochemical products and the earnings contribution from the resources business, under the assumption that crude oil and naphtha prices will remain high.

Further, improvements in the Company's financial position due to the reduction of interest-bearing debt and the strengthening of its capital base were offset by an increase in working capital due to soaring crude oil prices and restoration costs for the flooded Ensham Coal Mine, and the equity ratio and net debt/equity ratio for the fiscal year ending March 31, 2009 are expected to be 21.0% and 1.6 times, respectively.

1) Strengthen the competitiveness of core businesses and make further responses to changes in the demand structure

The hike of crude oil prices has induced significant increases in costs in the petroleum fuel industry and the petrochemical industries. The Company has been involved in promotion to shift increased costs into selling prices, but increased selling prices may further accelerate a decrease in demand for fuel oil in the future. Under these circumstances, the Idemitsu Group will promote thorough rationalization and efficiency in business operations to secure profits, and further reinforce business structures capable of responding to changes in the demand structure.

In terms of the supply, the refineries and petrochemical plants in the Chiba and

Tokuyama plants are, as the core companies in their respective industrial complex, promoting the bolstering of competitiveness in collaboration with neighboring companies. Furthermore, the Company started to promote enhanced collaboration with Japan Energy Corporation between both companies' refineries. Also, the Company will reinforce export capacity for petroleum products as demand for domestic petroleum products is declining to enhance the supply system capable of responding flexibly to trends of overseas and domestic demand. The Company has determined to become a member of the Tokyo Commodity Exchange (TOCOM). The Company will exert strenuous efforts to formulate transparent and fair price indices of petroleum products based on market principles.

In the service station retail division, the Company has established community-based sales networks with a simple distribution system in accordance with the policy of "consumer-oriented marketing" since the foundation of the Company. The Idemitsu Group will also make a further effort to continue to establish new self-service type service stations to pursue efficiency in the sales network and to reinforce profitability. The number of Idemitsu credit card members was approximately 2.63 million as of the end of the fiscal year 2007. The Idemitsu Group will positively promote the issuance of credit cards in order to improve customers' convenience, high-use of service stations and profitability. As one such countermeasure, in March 2008 the Company decided to acquire the whole stock of Sumisho Oil Corporation, which is engaged in sales of petroleum products all over the country, from Sumitomo Corporation. Sumisho Oil Corporation will be one of the Company's subsidiaries from July 2009. By taking advantage of its service station network and marketing system and sales network of industrial fuel, the Company will further strengthen its domestic distribution system. The Idemitsu Group will also expand brand sales shares of fuel oil through an increase in credit card members and accelerated shift to self-service stations.

With respect to overseas business deployment, the Company will promote new business development in the future in the fields where the Company will be able to take advantage of its unique technologies and know-how cultivated in the petroleum products and the petrochemical products businesses, in such areas as oil-producing countries of the Middle East and Asia where energy demand is increasing. As a part of this strategy, the Company has decided to establish a joint venture with Kuwait Petroleum International, Petro Vietnam, and Mitsui Chemicals, Inc. and investigate in detail the construction of "Nghi Son Refinery & Petrochemical Complex Project" in Vietnam, whose economy is rapidly growing.

2) Develop and strengthen differentiated product groups in high value-added businesses

The Idemitsu Group will provide high-value-added and highly proprietary products and solutions corresponding to customer needs, by further developing and combining technologies fostered in the oil refining and petrochemical fields. The Idemitsu Group will launch management resources into fields where demand is expected to increase in the future. The Group will aggressively expand the high value-added businesses by cultivating and strengthening differentiated products and make them one of the mainstay businesses ranking with the core businesses and resource businesses.

With regard to lubricants business, the Company will further enhance development and sales of resource-saving, energy conserving, and environment-friendly lubricant oil leveraging the Company's unique technologies. In addition, the Company intends to improve its global supply system to supply high performance lubricants having the same quality as in Japan and to promote the lubricants business in markets of newly emerging countries including China and India where demand is forecasted to increase further in the future. As for China, the Company decided to double current production capacity of Idemitsu Lube (China) Co., Ltd. to 56,000 KL per year by July 2008 in order to respond to the expanding automobile market in China.

As for performance plastics business, the Company is running a joint company engaged in the manufacturing of polycarbonate plastics in Taiwan with Formosa Chemicals & Fibre Corporation. The company constructed the 200,000 metric tons annual production system by bolstering its production capacity by 100,000 metric tons per year for polycarbonate plastics for optical disks for which demand is expected to increase. Additionally, concerning syndiotactic polystyrene (SPS) developed by the Company, the Company restarted the internal production facilities (production capacity: 5,000 metric tons per year) at the Chiba Plant in October 2006, and is now discussing to bolster production capacity further to 7,000 metric tons per year by 2009 in order to respond to strong demand.

In the performance chemicals business, rapid growth in demand is expected in adamantane, a material for ArF (argon fluoride) photoresist, and in its derivatives for the manufacturing of higher-function and higher-capacity semiconductors. In response to this prospect, the Company completed construction of manufacturing facilities for adamantane at the Tokuyama Plant in late September 2007. The facilities have adopted the high energy-saving manufacturing process that lowers environmental load from waste, which the Company developed and has patents for. Concerning the adamantane business, the Company will expand vertical integration from raw materials to intermediate products.

With respect to the electronic materials business, the Company owns many patents for devices necessary for the commercialization of organic electroluminescence (EL) devices for which expansion in demand as the material for next-generation displays is expected. The Company is one of the major manufacturers of luminescence materials and is currently promoting joint development with Sony Corporation, Mitsui Chemicals Inc. and Universal Display Corporation to develop high-performance materials. While demand started up for EL devices for use in main displays for cell phones and small-sized TVs, which were launched last year, the Company's EL devices were adopted for use in both products. The Company will further promote development of higher-performance materials applicable to new areas, including medium- and large-sized displays and lighting. As for IZO (Indium Zinc Oxide) transparent electrode materials business, the Company intends to respond flexibly to the rapidly changing flat panel display industry by granting licenses of IZO-related patents to major target manufactures in Japan and abroad to accelerate the spread of IZO.

3) Expand reserves and production volume in resources business

Amid the intensifying global competition for securing energy, the Company aims towards the stable supply of energy, as well as the enhancement of its earnings structure, through promoting a resource development of coal and uranium, as well as petroleum. While resource prices and development costs have hiked sharply, the Company is making efforts to secure reserves and expand production from a medium- and long-term viewpoint, by taking a balance of risks and profitability.

With respect to oil exploration and production, the Idemitsu Group will continue actively to acquire new drilling sites mainly in Norway, UK and Vietnam for securing reserves of oil and gas and will strive to improve profitability through the efficient operation and cost reduction of existing projects while mining cost is rising.

With regard to the coal business, the four mines in Australia are producing approximately 10 million tons per year, and the Company will pursue further expansion of production and efficient operations including development of undeveloped areas in the future.

Ensham Coal Mine suffered flood damage in its mining areas following an intense rainfall in January 2008. In addition to gradually increasing the production volumes of 4 undamaged mining areas, we will continue in our restoration efforts which include draining water from flood areas, removing sand and mud, repairing heavy equipment, and engaging in construction work for the repair and reinforcement of the mines' infrastructure. As a result of such efforts, we are aiming to achieve full restoration during the first quarter of 2009 (January through March).

As for the uranium business, the Company is advancing its final preparations towards a startup of operations at the Cigar Lake Mine in Canada (7.875% rights owned by the Company), but now is trying to recover relating to the flooding accident in 2006 to start production in 2011.

4) Strengthen activities for environmental issue from the long-term perspective

As growing importance of environment issue, the Idemitsu Group will strengthen R&D and establish new business focused on renewable energy which lowers environmental load, such as biofuel, wind power and green energy power generation and geothermal power generation. Over the longer term, the Idemitsu Group will investigate to utilize hydrogen energy including fuel cells and try to create new businesses.

In the field of agricultural biotechnology, the Idemitsu Group has expanded sales of agricultural materials and livestock materials, based on its technologies to produce and utilize microorganisms. More needs for food safety and security are expected to increase from now on and the Idemitsu Group will aim at commercialization of agribusiness, such as recyclable agriculture and greening.

5) Reinforce and expand research and development divisions

The Company will promote the development of new attractive products and

technologies capable of contributing to the environment, through upgrading further and combining its own technologies cultivated throughout the history of the Company towards sustaining the future growth of core businesses, as well as creating new high value-added businesses backed up by sophisticated technologies. In addition, the Company intends to implement research and development focusing on high performance materials, materials for energy storage and conversion and environmental and bio-related fields, aiming to continuously create new businesses from the long-term viewpoint. Furthermore, the Company will enhance its strategy for intellectual property by integrating business operations and R&D activities by setting up a patent network from the early phase of R&D and establish technological superiority. The Company will establish improved research and development systems through cultivating and assigning staff in the major fields described above. An "advanced technology research center" and a "functional material research center" were established on April 1, 2008. The advanced technology research center takes charge of an application study from a basis focusing on the environment and high added value business such as electronic materials, functional materials, function chemicals, biotechnology and fuel cells. The functional material research center takes charge of studying and developing the fields such as the function chemicals and the functionality resin. It makes the implementation responsibility of research and development in a research center clear, implement efficient promotion of research and development and improvement of the productivity and create an outcome early.

6) Promote corporate social responsibility (CSR)

Based on its management principle "respect for people", the Group will focus its continued efforts on the development of human resources and sincere communications with stakeholders to enhance contributions to society through its operations. The Group will also exert strenuous efforts to battle global warming and protect the environment by promoting energy conservation and efficient energy use. Through these activities, the Group will contribute to the realization of sustainable society and earn high trust and expectations from the society, whereby enhancing its enterprise value.

The fiscal year 2008 will be the last year of the second consolidated medium-term management plan. The Group will exert its all-out efforts to implement various measures based on the above-mentioned management strategies unfailingly to materialize the plan.

The significant increase in materials prices have caused a drastic change in the operating environment while the Company has implemented business structure reforms in its first and second medium-term management plans. Furthermore, securing sufficient resources (including food) and protecting the environment are quickly becoming global challenges on the back of an increase in the global population and economic growth in emerging countries. Idemitsu is currently preparing its third medium-term management plan amid such environmental conditions with a focus on contributing to the environment, consisting of initiatives focused on three long-term visions: (i) securing existing energy sources such as petroleum and coal as well as launching businesses in new energy areas, (ii) expanding the high-performance products and materials business consisting of lubricant oils, petrochemical products, and electronic materials, and (iii) expanding the Company's business domain to include

biotechnological development and agribusiness. The Company will also exploit the potentials of its respective business categories to the fullest extent, with the aim of making great strides on a long-term basis.

The Company sincerely hopes that its shareholders will continue giving the Company their full support and encouragement.

(5) Major businesses (as of March 31, 2008):

Business sector	Major business
Petroleum products	Import, refining, production and sale of crude oil, petroleum products, liquefied petroleum gas (LPG) and lubricants, and transportation and storage relating thereto
Petrochemical products	Production and sale of petrochemical products
Oil exploration and production	Investigation, exploration, development and sale of oil resources
Other businesses	Investigation, exploration, development and sale of coal, uranium and geothermal energy; development, production and sale of electronic materials; design, construction, maintenance and management of petroleum-related facilities; sale of service station products; insurance sales business; credit card services

(6) Major business offices and plants (as of March 31, 2008):

(i) The Company

Category	Offices
Head office	1-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo
Refineries	Hokkaido (Tomakomai), Chiba (Ichihara), Aichi (Chita), Tokuyama (Shunan)
Petrochemical plants	Chiba (Ichihara), Tokuyama (Shunan)
Branch offices	Hokkaido (Sapporo), Tohoku (Sendai), Kanto No. 1 (Minato-ku, Tokyo), Kanto No. 2 (Saitama), Chubu (Nagoya), Hokuriku (Kanazawa), Kansai (Osaka), Chugoku (Hiroshima), Shikoku (Takamatsu), Kyushu (Fukuoka)
Overseas office	Middle East (Abu Dhabi)
Laboratories	Central Laboratory (Sodegaura), Business Laboratory (Ichihara), Chemical Development Center (Ichihara)

(ii) Subsidiaries

Name	Address
Idemitsu Tanker Co., Ltd.	3-4, Okubo 2-chome, Shinjuku-ku, Tokyo
Idemitsu Unitech Co., Ltd.	26-2, Shinkawa 1-chome, Chuo-ku, Tokyo
Idemitsu Oil & Gas Co., Ltd.	2-5, Toranomon 2-chome, Minato-ku, Tokyo
Idemitsu Snorre Oil Development Co., Ltd.	2-5, Toranomon 2-chome, Minato-ku, Tokyo
Idemitsu Cuu Long Petroleum Co., Ltd.	2-5, Toranomon 2-chome, Minato-ku, Tokyo
Idemitsu Petroleum Norge AS	Oslo, Norway
Idemitsu Australia Resources Pty Ltd	Brisbane, Australia

(7) Employees (as of March 31, 2008):

(i) Employees of the Group

Number of employees	Decrease/increase from the end of the previous fiscal year
7,503 (3,596)	+ 29

(Note) The number of employees is that of full-time employees: the number of part-time and temporary employees is shown in the parentheses separately.

(ii) Employees of the Company

Number of employees	Decrease/increase from the end of the previous fiscal year	Average years of age	Average length of service
4,654 (979)	+ 72	44 years and 3 months	24 years and 0 month

(Note) The number of employees is that of full-time employees: the number of part-time and temporary employees is shown in the parentheses as separately.

(8) Major lenders (as of March 31, 2008):

Lender	Debt payable
Sumitomo Mitsui Banking Corporation	¥114,122 million
Japan Oil, Gas and Metals National Corporation	¥96,206 million
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	¥86,335 million
The Sumitomo Trust & Banking Co., Ltd.	¥70,400 million
The Chuo Mitsui Trust and Banking Company, Limited	¥55,970 million
The Norinchukin Bank	¥45,740 million

Statutory Auditor (External Statutory Auditor)	1 person (None)	¥28 million (-)

4. The maximum amount of remuneration of Directors was determined to be ¥1,200 million per annum by resolution of the 91st General Meeting of Shareholders held on June 27, 2006.

5. The maximum amount of remuneration of Statutory Auditors was determined to be ¥120 million per annum by resolution of the 91st General Meeting of Shareholders held on June 27, 2006.

(iii) Matters concerning external officers:

(a) State of the external officers' concurrent holding of offices of executive directors, etc. for other companies and the Company's relationships with such other companies:

Statutory Auditor Masahiro Inoue is concurrently serving as Representative Director of One World Co., Ltd. He had concurrently served as Representative Director of Okunikko Konishi Hotel Co., Ltd. until November 2007. The Company has no special relationship with One World Co., Ltd. and Okunikko Konishi Hotel Co., Ltd.

(b) State of the external officers' concurrent holding of offices of external offices of other companies:

Not applicable.

(c) External officers' kinship with the executives of the Company or other businesses having specific relationships with the Company:

Not applicable.

(d) Major activities during the fiscal year under review:

Attendance at the meetings of the Board of Directors and the Board of Statutory Auditors:

		Board of Directors (24 meetings)		Board of Statutory Auditors (27 meetings)	
		Meetings attended	Rate of attendance	Meetings attended	Rate of attendance
Statutory Auditor	Masahiro Inoue	24	100%	27	100%
Statutory Auditor	Koichi Kumazaki	23	96%	26	96%
Statutory Auditor	Michihisa Ono	24	100%	27	100%

Statutory Auditor Masahiro Inoue, principally from the taxation and accounting standpoint as a certified tax accountant, Statutory Auditor Koichi Kumazaki,

(ii) Subsidiaries

Name	Address
Idemitsu Tanker Co., Ltd.	3-4, Okubo 2-chome, Shinjuku-ku, Tokyo
Idemitsu Unitech Co., Ltd.	26-2, Shinkawa 1-chome, Chuo-ku, Tokyo
Idemitsu Oil & Gas Co., Ltd.	2-5, Toranomon 2-chome, Minato-ku, Tokyo
Idemitsu Snorre Oil Development Co., Ltd.	2-5, Toranomon 2-chome, Minato-ku, Tokyo
Idemitsu Cuu Long Petroleum Co., Ltd.	2-5, Toranomon 2-chome, Minato-ku, Tokyo
Idemitsu Petroleum Norge AS	Oslo, Norway
Idemitsu Australia Resources Pty Ltd	Brisbane, Australia

(7) Employees (as of March 31, 2008):

(i) Employees of the Group

Number of employees	Decrease/increase from the end of the previous fiscal year
7,503 (3,596)	+29

(Note) The number of employees is that of full-time employees: the number of part-time and temporary employees is shown in the parentheses separately.

(ii) Employees of the Company

Number of employees	Decrease/increase from the end of the previous fiscal year	Average years of age	Average length of service
4,654 (979)	+72	44 years and 3 months	24 years and 0 month

(Note) The number of employees is that of full-time employees: the number of part-time and temporary employees is shown in the parentheses as separately.

(8) Major lenders (as of March 31, 2008):

Lender	Debt payable
Sumitomo Mitsui Banking Corporation	¥114,122 million
Japan Oil, Gas and Metals National Corporation	¥96,206 million
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	¥86,335 million
The Sumitomo Trust & Banking Co., Ltd.	¥70,400 million
The Chuo Mitsui Trust and Banking Company, Limited	¥55,970 million
The Norinchukin Bank	¥45,740 million

(9) Other important matters concerning the current state of the Group:

Not applicable.

2. Current state of the Company

(1) Shares (as of March 31, 2008):

(i) Total number of issuable shares: 109,000,000 shares

(ii) Total number of issued shares: 40,000,000 shares

(iii) Number of shareholders: 10,294 persons

(iv) Major shareholders:

Name	Shares of the Company held by major shareholders	
	Number of shares (thousand shares)	Shareholding ratio (%)
Nissho Kosan K.K.	6,780	16.95
Idemitsu Culture and Welfare Foundation	3,098	7.75
Idemitsu Employee Stockholders Committee	2,276	5.69
Idemitsu Museum of Arts Foundation	2,000	5.00
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,285	3.21
Sumitomo Mitsui Banking Corporation	1,285	3.21
The Sumitomo Trust & Banking Co., Ltd.	1,285	3.21
Japan Trustee Services Bank, Ltd. (Trust account)	1,258	3.15
The Master Trust Bank of Japan, Ltd. (Trust account)	1,200	3.00
Shosuke Idemitsu	932	2.33

(Note) The shareholding ratios are calculated by excluding the shares of treasury stock of the Company (9,760 shares).

(2) Stock acquisition rights, etc.:

Not applicable.

(3) Corporate officers:

(i) Directors and Statutory Auditors (as of March 31, 2008):

Position	Name	Duties or major profession
President and Representative Director	Akihiko Tembo	
Executive Vice President and Representative Director	Masao Harada	Assistant to President and Division Manager, Safety and Environmental Protection Headquarters
Executive Vice President and Representative Director	Masakatsu Tanaka	Assistant to President (Petrochemicals Business, Research and Development, Manufacturing and Engineering, Accounting and IR, General Affairs and Management)
Executive Vice President and Representative Director	Kazuhisa Nakano	Assistant to President (Fuel Oil Business, Resource Business, New Business, Overseas and Supply and Demand and External Affairs and Planning) and responsible for Fuel Oil, Resource and New Business (Sales Department, Retail Control Department, Resource Department, New Business Promotion Department, Apollo Service Co., Ltd. and Idemitsu Credit Co., Ltd.)
Managing Director	Shuichi Omiya	Responsible for Research and Development (Research and Development Department, Intellectual Property Division, Agribio Department, Electronic Materials Department), and Petrochemicals Business (Chemicals Management Department, Basic Engineering Department, Performance Chemicals Department, Engineering Plastics Division and Idemitsu Unitech Co., Ltd.)
Managing Director	Kenichi Matsui	Responsible for Accounting and IR (IR Office, Accounting Department and Information Systems Department)
Managing Director	Atsuo Hashimoto	Responsible for General Affairs and Management (Secretary's Office, Public Relations & Advertising Office, General Affairs Department and Personnel Department)

Position	Name	Duties or major profession
Managing Director	Takatoshi Hiruma	Responsible for External Affairs and Planning (Corporate Planning Department)
Director	Yoshinori Kawamoto	Responsible for Manufacturing and Engineering (Manufacturing Department, Engineering Department and Idemitsu Engineering Co., Ltd.) and General Manager, Engineering Department
Director	Yasuo Sakamoto	Responsible for Industrial Energy Department and Lubricating Oil Department
Director	Zenichi Suda	Responsible for Overseas and Supply and Demand (Overseas Department, Supply and Demand Department and Idemitsu Tanker Co., Ltd.) and General Manager, Overseas Department
Full-time Statutory Auditor	Tetsuya Nagao	
Full-time Statutory Auditor	Yasuo Izu	
Statutory Auditor	Masahiro Inoue	Masahiro Inoue Certified Tax Accountant Office and Representative Director of One World Co., Ltd.
Statutory Auditor	Koichi Kumazaki	
Statutory Auditor	Michihisa Ono	Iwama Ono Law Office

(Notes) 1. Statutory Auditors Masahiro Inoue and Koichi Kumazaki and Michihisa Ono are external statutory auditors.

2. The important concurrent offices of the officers during the fiscal year under review are described below:

- Full-time Statutory Auditor Tetsuya Nagao is concurrently serving as Statutory Auditor of Idemitsu Oil & Gas Co., Ltd.

- Full-time Statutory Auditor Yasuo Izu is concurrently serving as Statutory Auditor of Astomos Energy Corporation.

3. Statutory Auditor Yasuo Izu, who has had experience as General Manager of Accounting Department of Idemitsu Petrochemicals Co., Ltd., has considerable knowledge of financing and accounting.

4. Statutory Auditor Masahiro Inoue, who is qualified to practice as a certified tax accountant, has considerable knowledge of financing and accounting.

5. Statutory Auditor Koichi Kumazaki, who has had experience as an officer of a banking institution, has considerable knowledge of financing and accounting.

(ii) Total amount of remuneration, etc. payable to corporate officers:

Category	Number	Amount of remuneration, etc.
Directors (External Directors)	11 (0)	¥722 million
Statutory Auditors (External Statutory Auditors)	5 (3)	¥81 million (¥28 million)
Total	16	¥804 million

(Notes) 1. The amount of remuneration, etc. payable to the Directors does not include the portions of salaries and wages of employees concurrently serving as Directors.

2. In accordance with the resolution for the payment of retirement gratuities upon the abolition of the policy thereof adopted at the 91st Ordinary General Meeting of Shareholders held on June 27, 2006, the Company paid the following retirement gratuities to the Directors and Statutory Auditor who retired at the close of the 92nd Ordinary General Meeting of Shareholders held on June 28, 2007. The following amount is not included in the amount of remuneration, etc. payable to corporate officers.

Retired Directors (External Director)	4 persons (None)	¥628 million (-)
Retired Statutory Auditor (External Statutory Auditor)	1 person (None)	¥10 million (-)

3. The following amount of the retirement gratuities payable in accordance with the resolution for the payment of retirement gratuities upon the abolition of the policy thereof adopted at the 91st Ordinary General Meeting of Shareholders held on June 27, 2006 remained unpaid to the Directors and Statutory Auditor in office as of March 31, 2008. The following amount is not included in the amount of remuneration, etc. payable to corporate officers.

Directors (External Director)	8 persons (None)	¥604 million (-)

Statutory Auditor (External Statutory Auditor)	1 person (None)	¥28 million (-)

4. The maximum amount of remuneration of Directors was determined to be ¥1,200 million per annum by resolution of the 91st General Meeting of Shareholders held on June 27, 2006.

5. The maximum amount of remuneration of Statutory Auditors was determined to be ¥120 million per annum by resolution of the 91st General Meeting of Shareholders held on June 27, 2006.

(iii) Matters concerning external officers:

(a) State of the external officers' concurrent holding of offices of executive directors, etc. for other companies and the Company's relationships with such other companies:

Statutory Auditor Masahiro Inoue is concurrently serving as Representative Director of One World Co., Ltd. He had concurrently served as Representative Director of Okunikko Konishi Hotel Co., Ltd. until November 2007. The Company has no special relationship with One World Co., Ltd. and Okunikko Konishi Hotel Co., Ltd.

(b) State of the external officers' concurrent holding of offices of external offices of other companies:

Not applicable.

(c) External officers' kinship with the executives of the Company or other businesses having specific relationships with the Company:

Not applicable.

(d) Major activities during the fiscal year under review:

Attendance at the meetings of the Board of Directors and the Board of Statutory Auditors:

		Board of Directors (24 meetings)		Board of Statutory Auditors (27 meetings)	
		Meetings attended	Rate of attendance	Meetings attended	Rate of attendance
Statutory Auditor	Masahiro Inoue	24	100%	27	100%
Statutory Auditor	Koichi Kumazaki	23	96%	26	96%
Statutory Auditor	Michihisa Ono	24	100%	27	100%

Statutory Auditor Masahiro Inoue, principally from the taxation and accounting standpoint as a certified tax accountant, Statutory Auditor Koichi Kumazaki,

principally from the a standpoint as an corporate management professional with broad experience as an officer of a banking institution, and Statutory Auditor Michihisa Ono, principally from a legal standpoint as an attorney at law, have respectively expressed their opinions and provided advice and recommendations for securing the properness of decision-making by the Board of Directors.

(e) Outline of the content of liability limitation agreements:

In accordance with Article 427, paragraph 1 of the Corporation Law of Japan, the Company has entered into an agreement with each external Statutory Auditor to limit the liability for any damage as provided for in Article 423, paragraph 1 of the said law. The maximum liability amount under such agreement is an amount as provided for in laws or ordinances.

(4) Account auditors:

(i) Names of the account auditors:

Ernst & Young ShinNihon

(ii) Amount of remuneration, etc. payable to the account auditors for the fiscal year under review:

	Amount paid
	Ernst & Young ShinNihon
Amount of remuneration, etc. payable to the account auditors for the fiscal year under review:	¥90 million
Total amount of money and other proprietary benefits payable to the account auditors by the Company and its subsidiaries:	¥155 million

(Note) 1. The amount of remuneration, etc. payable to the account auditors for audits under the Corporation Law of Japan and the amount of remuneration, etc. payable for audits under the Financial Instruments and Exchange Law of Japan are not separated in the audit agreement between the Company and the account auditors. Hence, the above amount of remuneration, etc. payable to the account auditors for the fiscal year under review includes both amounts.

2. The total amount of money and other proprietary benefits payable to the account auditors by the Company and its subsidiaries includes remuneration for services (non-auditing services), which are not covered by Article 2, paragraph 1 of the Certified Public Accountant Law of Japan, entrusted to Ernst & Young ShinNihon.

3. Among the major subsidiaries of the Company, Idemitsu Petroleum Norge AS and Idemitsu Australia Resources Pty Ltd are subject to audits by the audit firms other than the account auditors of the Company.

(iii) Content of non-auditing services:

The Company has paid the account auditors remuneration for listing assistance services, advisory services on internal control over financial reporting, etc. (non-auditing services) which are not covered by Article 2, paragraph 1 of the Certified Public Accountant Law of Japan.

(iv) Policy on the determination of dismissal and non-reappointment of the account auditors:

In the event that there arises any problem with the performance by the account auditors of their duties or otherwise the Board of Directors or the Board of Statutory Auditors considers it necessary, the Board of Directors or the Board of Statutory Auditors shall take a procedure to dismiss or not to reappoint the account auditors.

(5) Policy on the determination of distribution of retained earnings, etc.:

The Company considers the return of profits to shareholders as one of the most important management issues and will continue to pay stable dividends to shareholders after taking into due consideration the fulfillment of internal reserves for strategic investment to enhance existing businesses and to develop future business operations, the improvement of corporate financial structure, and balance with business performances. Based on the above policy, the Company has determined to pay a year-end dividend of ¥75 per share for the fiscal year 2007, resulting in an annual dividend of ¥150 per share. For the fiscal year 2008, the Company plans to pay an annual dividend of ¥150 per share.

The Company will utilize internal reserves for strategic investment to enhance its existing businesses and promote growth in the future while giving consideration to its financial structure.

As provided for in its Articles of Incorporation, the Company may make distributions of retained earnings by a resolution of its Board of Directors pursuant to the provisions of Article 459, paragraph 1 of the Corporation Law. For the year ended March 31, 2008 and thereafter, the Company will pay dividends twice a year, as interim dividends and year-end dividends.

(6) Systems to secure the properness of business activities (so-called "internal control systems"):

The content of a resolution with regard to the establishment of systems of the Company to secure the execution by the Directors of their duties to comply with laws or ordinances and the Articles of Incorporation and otherwise secure the properness of business activities of the Company is as described below:

(i) Systems to secure the execution by the Directors and employees of their duties to comply with laws or ordinances and the Articles of Incorporation:

(a) The Board of Directors shall, pursuant to the Regulations of the Board of Directors, determine important matters and supervise the execution of business.

(b) Pursuant to the Compliance Regulations, the Company shall establish a Compliance Committee to promote compliance activities.

(c) The Company shall make use of the Compliance Handbook that sets action guidelines on compliance with law to raise awareness of compliance.

(d) The Company shall make use of its Compliance Contact Offices established within and outside of the Company to help solve questions and problems with regard to compliance.

(e) The Internal Audit Office shall conduct audits to verify the appropriateness of business activities and the state of execution of business pursuant to the internal rules at each business division.

(ii) Systems concerning storage and management of information on the execution by the Directors of their duties:

Information on the execution by the Directors of their duties shall be stored and managed pursuant to the Regulations of the Board of Directors, the Document Handling Regulations, the Circular Decision Document Handling Regulations and other internal rules.

(iii) Regulations concerning management of exposure to the risk of loss and other systems:

(a) Pursuant to the Risk Management Regulations, the Company shall establish a Risk Management Committee to promote risk management activities.

(b) Pursuant to the Manual for Measures upon Outbreak of Crises and other internal rules, the Company shall take measures promptly and properly upon the outbreak of any serious crisis.

(c) The Company shall institute a Business Contingency Plan (BCP) for measures against an epicentral earthquake in the Tokyo metropolitan area, measures against a new type of influenza, etc., and exert group-wide efforts to implement, maintain and manage the BCP.

(d) Each business division shall, pursuant to the Self-Management Regulations, inspect risks to business by using the voluntary inspection list, etc.

(e) The Internal Audit Office shall, pursuant to the Internal Control Regulations, conduct audits to verify the state of risk management by each business division.

(iv) Internal control over financial reporting:

(a) Pursuant to the Regulations of Internal Control on Financial Reporting, the Company shall establish a system to ensure reliability of financial reporting of the whole Group for the purpose of adequate improvement and

administration of internal control on financial reporting.

(b) The Internal Audit Office shall conduct periodical evaluation of the effectiveness of internal control, as well as necessary improvements thereof.

(v) Severance of all relations with antisocial forces:

(a) The Company shall deal with any person or group, including any crime syndicate and corporate racketeer, who engages in antisocial activities, violence and illegitimate demand in a resolute attitude and sever all relations therewith.

(b) In the event that any antisocial force sets on, the Company shall resolutely refuse without giving in and act properly pursuant to the Manual for Measures against Antisocial Forces.

(vi) Systems to secure efficient execution by the Directors of their duties:

(a) To secure efficient execution of business, the Company shall have Executive Officers.

(b) Pursuant to the Regulations of Duties and Powers and the Regulations of Execution of Business, the Company shall clearly define the roles and authorities of the Board of Directors, Representative Directors and other Directors.

(c) As an organ to discuss and deliberate on management strategies and managerial issues of the whole Group and each business division, the Company shall establish a Management Committee comprised of the President acting as chairman and other members appointed by the chairman, which shall meet twice a month, in principle.

(vii) Systems to secure the properness of business activities of the corporate group comprised of the Company, its parent company and its subsidiaries:

(a) In the Affiliated Companies Management Regulations, the Company shall specify affiliated companies under direct control of the President and affiliated companies for which each relevant division shall be responsible, to clearly define responsibilities for business administration.

(b) In the Affiliated Companies Management Regulations, the Company shall provide a fundamental policy to the effect that "transactions with affiliated companies shall be based on market prices, in principle", to prevent conflicts of interest.

(c) In the Affiliated Companies Management Regulations, the Company shall provide for the rules for assumption of office of directors and statutory auditors of affiliated companies, pursuant to which the Directors of the Company shall not assume office of directors of its affiliated companies, in principle.

(d) The Internal Audit Office shall conduct audits of affiliated companies pursuant to the Internal Audit Regulations.

(e) The Company shall allow the employees of affiliated companies to make use of its Compliance Contact Offices established within and outside of the Company to help solve questions and problems with regard to compliance.

(viii) Matters concerning the employees to assist the Statutory Auditors to execute their duties when the Statutory Auditors request the assignment thereof:

The Company shall, upon request from the Statutory Auditors, assign its employees as Statutory Auditors' staff to assist the Statutory Auditors to execute their duties.

(ix) Matters concerning the independence of the employees set forth in (viii) above from the Directors:

(a) The final decision on personnel changes, evaluations, etc. of the Statutory Auditors' staff shall be subject to consent of the Statutory Auditors, which shall be provided for in the internal rules of the Personnel Department.

(b) In the Regulations of Segregation of Duties, the Company shall provide for the duties of the Statutory Auditors' staff.

(x) System for reporting by the Directors and employees to the Statutory Auditors (the Board of Statutory Auditors) and other systems for reporting to the Statutory Auditors:

(a) The Directors, the head of each business division and the head of the corporate staff division shall, pursuant to the Regulations of Execution of Business, report the specified matters to the Statutory Auditors.

(b) The Internal Audit Office shall, pursuant to the Internal Audit Regulations, report the results of audits to the Statutory Auditors.

(c) The Compliance Committee shall periodically report the state of consultations and measures at the Compliance Contact Offices to the Statutory Auditors.

(xi) Other systems to ensure effective audits by the Statutory Auditors (the Board of Statutory Auditors):

(a) The Representative Directors shall hold a periodic meeting with the Statutory Auditors quarterly.

(b) The Internal Audit Office shall closely coordinate and cooperate with the Statutory Auditors and the account auditors with regard to internal audit schedules, visiting audits, etc.

(7) Fundamental policy as provided for in Article 127 of the Regulations to Enforce the Corporation Law of Japan:

The Company has exerted its efforts to attain constant and sustainable growth to secure and enhance the corporate value of the Group and the common interests of its shareholders.

Hence, in the event that any party engages in any large purchase action with regard to the shares of the Company and consequently, it threatens to prejudice the corporate value of the Group and the common interests of its shareholders, it is the Company's fundamental policy to take any appropriate measure to the extent permitted by laws or ordinances and the Articles of Incorporation.

CONSOLIDATED BALANCE SHEET

(As of March 31, 2008)

	(million yen)
ASSETS	2,420,057
Current assets:	1,093,915
Cash and deposit	108,185
Trade notes receivable and accounts receivable - trade	397,492
Securities	5,500
Inventories	407,585
Deferred tax assets	16,362
Other current assets	159,877
Allowance for doubtful accounts	(1,086)
Fixed assets:	1,326,142
Tangible fixed assets	1,041,736
Buildings and structures	144,009
Oil tanks	17,953
Machinery, equipment and vehicles	236,427
Lands	621,905
Construction in progress	9,692
Other tangible fixed assets	11,748
Intangible fixed assets	32,543
Goodwill	6,067
Mining rights	12,791
Other intangible fixed assets	13,684
Investment and other assets	251,862
Investment securities	149,023
Long-term loans receivable	7,422
Deferred tax assets	31,570
Other investments	65,330
Allowance for doubtful accounts	(1,484)
TOTAL ASSETS	2,420,057

	(million yen)
LIABILITIES	1,892,368
Current liabilities:	1,117,669
Trade notes and accounts payable – trade	389,386
Short-term borrowings	296,786
Commercial paper	49,982
Current portion of bonds	18,400
Accounts payable – other	254,172
Accrued corporate taxes	26,438
Deferred tax liabilities	769
Allowance for bonuses	5,793
Other current liabilities	75,941
Long-term liabilities:	774,698
Bonds	54,600
Long-term debt	438,546
Deferred tax liabilities	29,081
Deferred tax liabilities upon revaluation	125,771
Retirement allowances for employees	49,200
Reserve for repair works	26,378
Provision for restoration costs of Australia coal mine	12,700
Other long-term liabilities	38,420
NET ASSETS	527,689
Shareholders' equity	362,313
Common stock	108,606
Additional paid-in capital	71,139
Retained earnings	182,686
Treasury stocks	(118)
Valuation and translation adjustments	133,743
Unrealized holding gains on other securities	1,663
Deferred gains on hedges	3,480
Revaluation difference of lands	121,848
Translation adjustments	6,750
Minority Interests	31,632
TOTAL LIABILITIES AND NET ASSETS	2,420,057

CONSOLIDATED STATEMENT OF INCOME

(April 1, 2007 to March 31, 2008)

(million yen)

Net sales	3,864,263
Cost of sales	3,558,723
Gross profit	305,540
Selling, general and administrative expenses	249,649
Operating income	55,891
Non-operating income	25,105
Interest income	3,270
Dividend income	5,636
Foreign exchange gain	6,051
Investment profit on equity method	4,049
Other income	6,098
Non-operating expenses	20,301
Interest expenses	16,026
Sundry loss	4,275
Ordinary income	60,695
Extraordinary gain	11,919
Gain on sale of fixed assets	10,411
Others	1,507
Extraordinary expenses	27,816
Impairment loss on fixed assets	2,022
Loss on sale of fixed assets	439
Loss on disposal of fixed assets	10,109
Restoration costs of Australia coal mine	12,700
Others	2,544
Income before income taxes	44,798
Corporate, inhabitant and enterprise taxes	42,197
Income taxes - deferred	(7,449)
Minority interests	5,212
Net income	4,837

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.

(April 1, 2007 to March 31, 2008)

(million yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stocks	Total shareholders' equity
Balance at March 31, 2007	108,606	71,140	185,379	(101)	365,025
Change during the year					
Distribution of retained earnings (Note)			(8,997)		(8,997)
Net income			4,837		4,837
Change in scope of consolidation			513		513
Acquisition of treasury stocks				(30)	(30)
Disposal of treasury stocks		(1)		13	11
Reversal of revaluation difference of lands			953		953
Change in items other than shareholders' equity during the year (net)					
Net increase/decrease during the year	-	(1)	(2,692)	(16)	(2,711)
Balance at March 31, 2008	108,606	71,139	182,686	(118)	362,313

	Valuation and translation adjustments						
	Unrealized holding gains on other securities	Deferred gains on hedges	Revaluation difference of lands	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2007	15,180	3,949	146,734	1,896	167,761	28,590	561,376
Change during the year							
Distribution of retained earnings (Note)							(8,997)
Net income							4,837
Change in scope of consolidation							513
Acquisition of treasury stocks							(30)
Disposal of treasury stocks							11
Reversal of revaluation difference of lands			(953)		(953)		-
Change in items other than shareholders' equity during the year (net)	(13,516)	(469)	(23,932)	4,854	(33,064)	3,042	(30,022)
Net increase/decrease during the year	(13,516)	(469)	(24,885)	4,854	(34,018)	3,042	(33,687)
Balance at March 31, 2008	1,663	3,480	121,848	6,750	133,743	31,632	527,689

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Important matters forming the basis of preparation of consolidated financial statements

(1) Matters concerning the scope of consolidation

(i) Consolidated subsidiaries:

- Number of consolidated subsidiaries: 55 companies
- Names of major consolidated subsidiaries:

  Idemitsu Tanker Co., Ltd.
  Idemitsu Unitech Co., Ltd.
  Idemitsu Oil & Gas Co., Ltd.
  Idemitsu Snorre Oil Development Co., Ltd.
  Idemitsu Cuu Long Petroleum Co., Ltd.
  Idemitsu Petroleum Norge AS
  Idemitsu Australia Resources Pty Ltd

(ii) Non-consolidated subsidiaries

- Names of major non-consolidated subsidiaries:

  Idemitsu Fine Oil Higashi-Nihon Co., Ltd.
  Idemitsu Fine Oil Co., Ltd.

- Reason for excluding the non-consolidated subsidiaries from the scope of consolidation:

  The scale of business conducted by each of the non-consolidated subsidiaries is small, and the total assets, net sales, net income or loss (based on the Company's equity interest) and retained earnings (based on the Company's equity interest) of each non-consolidated subsidiary do not have a material impact on the consolidated financial statements.

(iii) Company in which the Company holds a majority of voting rights but which is not treated as a subsidiary:

- Name of the company: Astomos Energy Corporation
- Reason for not treating it as a subsidiary: Astomos Energy Corporation has been determined to be a jointly controlled company pursuant to Article 175 of the "Implementation Guidance on the Accounting Standard for Business Combinations and the Accounting Standard for Business Divestitures" (the Accounting Standards Board of Japan Accounting Standard Implementation Guidance No. 10) and excluded from the scope of consolidation to apply the accounting method similar to the equity method.

(2) Matters concerning the application of the equity method

(i) Non-consolidated subsidiaries to which the equity method is applied

- Number of non-consolidated subsidiaries or affiliates to which the equity method is applied: 15 companies

- Names of the major companies: Astomos Energy Corporation
  Idemitsu Credit Co., Ltd.
  PS Japan Corporation
  Prime Polymer Co., Ltd.

(ii) Non-consolidated subsidiaries and affiliates to which the equity method is not applied:

- Names the major companies: Idemitsu Bulk Terminal Co., Ltd.
  Keiyo Seaberth Co., Ltd.

- Reason for not applying the equity method to such companies:
  The net income or loss (based on the Company's equity interest) and retained earnings (based on the Company's equity interest) of each company have no significant impact on the consolidated financial statements and is of no importance in general.

(iii) Special matter concerning the procedure to apply the equity method:

With regard to the equity method companies whose balance sheet dates do not correspond to the consolidated balance sheet date, the financial statements for the fiscal years of the respective equity method companies are used.
Astomos Energy Corporation has applied the equity method to its subsidiaries. Hence, the net incomes or losses (based on the company's equity interest) are included in its income or loss.

(3) Matters concerning changes in the scope of consolidation and the scope of application of the equity method

(i) Change in the scope of consolidation:

As from the fiscal year under review, two companies are newly included in the scope of consolidation and two companies are excluded from the scope of consolidation, as described below:

- Inclusion in consolidation: Idemitsu E&P UK Ltd.
  Boggabri Coal Pty Limited
  Idemitsu E&P UK Ltd. and Boggabri Coal Pty Limited, which were incorporated during the fiscal year under review, are

	newly included in the scope of consolidation.
• Exclusion from consolidation:	Idemitsu Plastics Co., Ltd. Kofuku Chemicals Co., Ltd.
	Idemitsu Plastics Co., Ltd., which was liquidated, and Kofuku Chemicals Co., Ltd., in which the Company sold its shares, are excluded from the scope of consolidation.

(4) Matters concerning the fiscal years of consolidated subsidiaries

With regard to any consolidated subsidiary whose balance sheet date does not correspond to the consolidated balance sheet date, the financial statements for the fiscal year of such any consolidated subsidiary are used.

However, with regard to any important transaction that took place after the end of the relevant fiscal year and prior to the consolidated balance sheet date, necessary adjustments are made for the purpose of preparation of the consolidated financial statements.

(5) Notes on accounting standards

(i) Valuation of major assets

(a) Basis and method of valuation of securities:

Bonds to be held to maturity:	At amortized cost (straight-line method)
Subsidiaries' stock and affiliate stock:	At cost, determined by the moving average method
Other securities:	
• Those with market value:	At market value, which is determined by the average of the closing market prices for one month prior to the close of the fiscal year. Revaluation differences are all transferred directly to net assets. Acquisition costs, which shall be compared with market value, are determined by the moving average method, in principle.
• Those without market value:	At cost, determined by the moving average method
• Contributions to anonymous associations:	Amounts equivalent to the share in property of the associations are reported.

(b) Basis and method of evaluation of inventories:

At cost, determined by the last-in, first-out method (in part, by lower of cost or market), in principle

(c) Basis and method of evaluation of derivatives:

At market value

(ii) Method of depreciation of important depreciable assets:

(a) Tangible fixed assets:

Declining balance method is principally employed by the Company and its domestic consolidated subsidiaries; provided, however, that the straight-line method is applicable to the buildings (excluding any appurtenances thereto) acquired on or after April 1, 1998. Straight-line method is principally employed by its overseas consolidated subsidiaries.

(Change in the accounting policy)

In accordance with the amendment to the Corporate Tax Law of Japan (the Law to Amend Part of the Income Tax Law (Law No. 6, March 30, 2007) and the Ordinance to Amend Part of the Order to Enforce the Corporate Tax Law (Ordinance No. 83, March 30, 2007)), the method of depreciation under the Corporate Tax Law so amended is applied by the Company and its domestic consolidated subsidiaries to the tangible fixed assets acquired on or after April 1, 2007, as from the fiscal year under review.
Consequently, operating income, ordinary income and income before income taxes decreased ¥1,228 million, respectively, in comparison with the previous accounting method.

(Additional information)

As from the fiscal year under review, in accordance with the amendment to the Corporate Tax Law of Japan, with regard to each tangible fixed asset acquired on or prior to March 31, 2007, the difference between an amount equivalent to 5% of the

acquisition price thereof and the memorandum value is depreciated by the Company and its domestic consolidated subsidiaries equally over five years, as from the fiscal year next following the fiscal year during which the value of such each tangible fixed asset amounts to 5% of the acquisition price thereof by application of the depreciation method provided for in the Corporate Tax Law before the amendment, and the amount so depreciated is included in depreciation costs.

Consequently, operating income, ordinary income and income before income taxes decreased ¥8,742 million, respectively, in comparison with the previous accounting method.

(b) Intangible fixed assets: Straight-line method; provided, however, that software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

(iii) Basis for accounting for important allowances and reserves:

(a) Allowance for doubtful accounts: To meet losses from loan default, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific claims, such as probable non-performing credits.

(b) Allowance for bonuses: To meet the payment of bonuses to employees, the Company sets aside the portion for each current fiscal year of an estimated amount of bonuses to be paid in the future.

(c) Retirement allowances for employees: To meet the payment of retirement benefits to employees, the Company provides an amount estimated to accrue at the close of each current fiscal year, based on the estimated retirement benefit obligations and pension plan assets as of the close of each such current fiscal year.

Actuarial differences are treated as

expenses, based on the straight line method for a specific period of years (ten years) not exceeding the average remaining years of service of employees, from the fiscal year next following the fiscal year when such differences occur. Prior year service liabilities are treated as expenses in a lump sum when such liabilities occur.

(d) Reserve for repair works:

To meet the payment for repair expenses in the future, the Company sets aside the portion for each current fiscal year of an amount of expenses of inspection and repair to be defrayed in respect of the oil tanks and machinery and equipment and vessels that require periodic repairs in the future.

(e) Provision for restoration costs of Australia coal mine:

To meet the future payment for costs to restore the flood damage suffered by its coal mine in Australia in January 2008, the Company sets aside an estimated amount to provide for restoration costs at the end of the fiscal year under review.

(Additional information)

Ensham Coal Mine in Australia, in which the Company owns an 85% interest through its consolidated subsidiary Idemitsu Australia Resources Pty Ltd, suffered flood damage in its mining areas following an intense rainfall in the Central Queensland region in January 2008. Consequently, restoration works are conducted to repair the flood damage in the mining areas. In consideration thereof, the Group has set aside an estimated amount to provide for restoration costs at the end of the fiscal year under review as a provision for restoration costs of Australia coal mine (¥12,700 million).
The coal mine is insured. However, the insurance payment for the flood damage is yet to be determined.

(iv) Accounting treatment of important lease transactions:

The Company and its domestic consolidated subsidiaries treat finance lease transactions other than those in which ownership of leased property is considered to be

transferred to borrowers, by applying an accounting method similar to the accounting method for regular lease transactions.

The overseas consolidated subsidiaries treat such finance lease transactions by applying an accounting method similar to the accounting method for regular sales transactions, in principle.

(v) Method of important hedge accounting:

(a) Method of hedge accounting: Deferral hedge accounting is applicable.

(b) Hedging instruments and hedged items:

Hedging instruments:	Forward exchange contracts, foreign currency debts payable, currency option transactions, crude oil and petroleum products swap transactions, futures transactions, interest rate swaps, and option transactions
Hedged items:	Foreign currency receivables and payables, foreign currency investment securities, crude oil and petroleum products, and debts payable

(c) Hedging policy: The Company and some of its consolidated subsidiaries, in accordance with their respective rules, carry out hedge transactions within the scope of actual requirements to hedge risk of price changes, interest rate and currency fluctuations with regard to the hedged items.
Trading volumes in interest rate swaps and forward exchange contracts are limited within actual requirements.

(d) Method of evaluating the effectiveness of a hedge:

The method of evaluating the effectiveness of a hedge is to confirm the compliance of the hedging instruments with the hedged items.
No evaluation is made as to the effectiveness of any transaction in which important conditions are common for the hedged assets and liabilities or scheduled transactions and price changes or cash flow changes are assumed in advance to be offset upon the commencement of the hedging and continue to be offset thereafter.

(vi) Other important matters forming the basis of preparation of consolidated financial statements:

Accounting treatment of consumption taxes, etc.:

Consumption taxes and local consumption taxes are excluded from each account subject to such taxes.

(6) Matters concerning the evaluation of assets and liabilities of consolidated subsidiaries:

A method of complete evaluation by market prices is applicable.

(7) Amortization of goodwill:

Goodwill is amortized in equal amounts over five years or 20 years.

2. Notes on the consolidated balance sheet

(1) Assets pledged:

(i) Factory foundation mortgage:

Buildings and structures	¥68,630 million
Oil tanks	¥15,646 million
Machinery, equipment and vehicles	¥129,545 million
Lands	¥472,113 million
Sub total	¥685,934 million

(ii) Other pledges:

Investment securities	¥247 million
Sub total	¥247 million
Total	¥686,181 million

Secured liabilities:

Long-term debt (including the current portion thereof)	¥358,811 million

(2) Accumulated depreciation of tangible fixed assets ¥1,808,814 million

(3) Contingent liabilities:

Guarantee of obligations	¥7,318 million
Management directive memorandums	¥1,801 million
Total	¥9,119 million

(4) Land revaluation

In accordance with the Land Revaluation Law (Law No. 34, promulgated on March 31, 1998) of Japan and the Law to Amend Part of the Land Revaluation Law (Law No. 19, promulgated on March 31, 2001) of Japan, the Company's lands used for business are revaluated and an amount equivalent to taxes on the difference on revaluation is included in liabilities as "deferred tax liabilities upon revaluation" and the difference on revaluation minus the amount of such taxes is included in net assets as "revaluation difference of lands".

(i) Method of revaluation:

Land revaluation is made in accordance with the method of calculation by making reasonable adjustments to the assessed value of fixed assets as set forth in Article 2, item 3 of the Ordinance to Implement the Land Revaluation Law (Cabinet Order No. 119, promulgated on March 31, 1998; the "Ordinance"), the method of calculation by making reasonable adjustments to the land values that form the basis of land tax calculations as set forth in Article 2, item 4 of the Ordinance, and appraisals by real estate appraisers as set forth in Article 2, item 5 of the Ordinance.

(ii) Revaluation date: March 31, 2002

(iii) Difference of the market value as at the end of the fiscal year under review of the lands revaluated and the book value thereof after such revaluation:

(¥128,648 million)

3. Notes on the consolidated statement of shareholders' equity, etc.

(1) Matters concerning the total number of issued shares

Class	Number of shares as of March 31, 2007	Increase in the number of shares during the year	Decrease in the number of shares during the year	Number of shares as of March 31, 2008
Shares of common stock	40,000 thousand shares	-	-	40,000 thousand shares

(2) Matters concerning the number of shares of treasury stock

Class	Number of shares as of March 31, 2007	Increase in the number of shares during the year	Decrease in the number of shares during the year	Number of shares as of March 31, 2008
Shares of common stock	8 thousand shares	2 thousand shares	1 thousand shares	9 thousand shares

(Note) The number of shares of treasury stock increased as a result of the requests for purchases of less-than-one-unit shares and the number of shares of treasury stock decreased as a result of the requests for additional purchases of less-than-one-unit shares.

(3) Matters concerning the distribution of retained earnings

(i) Amount of payment for dividends, etc.:

Matters concerning the dividends by resolution of the Board of Directors held on May 8, 2007:

• Aggregate amount of dividends	¥5,998 million
• Amount of dividend per share	¥150
• Record date	March 31, 2007
• Effective date	June 7, 2007

Matters concerning the dividends by resolution of the Board of Directors held on November 6, 2007:

• Aggregate amount of dividends	¥2,999 million
• Amount of dividend per share	¥75
• Record date	September 30, 2007
• Effective date	December 7, 2007

(ii) Dividends the record date for which falls during the fiscal year under review but the effective date for which falls during the next fiscal year:

The following matters were determined at the meeting of the Board of Directors held on May 2, 2008:

• Aggregate amount of dividends	¥2,999 million
• Amount of dividend per share	¥75
• Record date	March 31, 2008
• Effective date	June 5, 2008

4. Notes on the information per share

(1)	Net assets per share:	¥12,404.45
(2)	Net income per share:	120.98

BALANCE SHEET
(As of March 31, 2008)

	(million yen)
ASSETS	2,177,453
Current assets:	970,149
Cash and deposit	59,610
Trade notes receivable	546
Accounts receivable – trade	360,573
Merchandise and goods	101,473
Merchandise in progress	48,321
Crude oil	208,438
Raw materials	1,555
Supplies	24,839
Advances	127
Prepaid expenses	1,595
Short-term loans receivable	32,946
Accounts receivable – other	103,060
Deferred tax assets	15,210
Other current assets	15,017
Allowance for doubtful accounts	(3,166)
Fixed assets:	1,207,304
Tangible fixed assets	925,037
Buildings	60,472
Structures	64,192
Oil tanks	17,953
Machinery and equipment	143,810
Vehicles and transportation equipment	668
Tools, furniture and fixtures	4,996
Lands	624,726
Construction in progress	8,215
Intangible fixed assets	10,578
Patents	975
Leasehold rights	8,822
Software	339
Other intangible fixed assets	441
Investments and other assets:	271,689
Investment securities	71,741
Investments in shares of affiliates	126,345
Equity contribution	334
Capital stock of affiliates	1,305
Long-term loans receivable	12,651
Deferred tax assets	24,657
Other investments	35,523
Allowance for doubtful accounts	(871)
TOTAL ASSETS	2,177,453

	(million yen)
LIABILITIES	1,763,714
Current liabilities:	1,055,165
Trade notes and accounts payable - trade	353,226
Short-term borrowings	279,426
Commercial paper	49,982
Current portion of bonds	18,400
Accounts payable – other	260,904
Accrued corporate taxes	1,094
Accrued consumption taxes	5,019
Accrued expenses	3,511
Advances received	15,794
Income in advance	143
Deposit received	42,698
Allowance for bonuses	4,488
Other current liabilities	20,476
Long-term liabilities:	708,549
Bonds	54,600
Long-term debt	434,007
Deferred tax liabilities upon revaluation	125,771
Retirement allowances for employees	48,169
Reserve for repair works	25,586
Other long-term liabilities	20,416
NET ASSETS	413,738
Shareholders' equity	287,545
Common stock	108,606
Additional paid-in capital	67,607
Capital reserve	57,245
Other additional paid-in capital	10,362
Retained earnings	111,449
Retained earnings reserve	1,081
Other retained earnings	110,368
Reserve for special depreciation	585
Reserve for loss on overseas investment, etc.	810
Reserve for deferred income tax on fixed assets	29,079
Retained earnings carried forward	79,893
Treasury stocks	(118)
Valuation and translation adjustments	126,192
Unrealized holding gains on other securities	1,181
Deferred gains on hedges	3,163
Revaluation difference of lands	121,848
TOTAL LIABILITIES AND NET ASSETS	2,177,453

STATEMENT OF INCOME

(April 1, 2007 to March 31, 2008)

(million yen)

Net sales	3,593,193
Cost of sales	3,374,513
Gross profit	218,679
Selling, general and administrative expenses	216,674
Operating income	2,004
Non-operating income	33,871
Interest income	1,258
Dividend income	22,410
Foreign exchange gain	4,861
Other non-operating income	5,340
Non-operating expenses	18,552
Interest expenses	14,578
Other non-operating expenses	3,974
Ordinary income	17,323
Extraordinary gain	1,993
Gain on sale of fixed assets	1,595
Gain on sale of shares of affiliates	270
Other extraordinary gain	127
Extraordinary expenses	13,120
Impairment loss on fixed assets	1,593
Loss on sale of fixed assets	382
Loss from disposal of fixed assets	10,050
Other extraordinary expenses	1,093
Income before income taxes	6,196
Corporation taxes, inhabitant taxes and enterprise taxes	129
Adjustment corporate taxes, etc.	(856)
Net income	6,923

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

1. Matters concerning significant accounting policies

(1) Basis and method of valuation of assets:

(i) Basis and method of valuation of securities:

a. Bonds to be held to maturity:	At amortized cost (straight-line method)
b. Affiliate stock:	At cost, determined by the moving average method
c. Other securities:	
· Those with market value:	At market value, which is determined by the average of the closing market prices for one month prior to the close of the fiscal year. Revaluation differences are all transferred directly to net assets. Acquisition costs, which shall be compared with market value, are determined by the moving average method.
· Those without market value:	At cost, determined by the moving average method
· Contributions to anonymous associations:	Amounts equivalent to the share in property of the associations are reported.

(ii) Basis and method of evaluation of inventories:

a. Merchandise and goods (excluding those to arrive):	At cost, determined by the last-in, first-out method
b. Crude oil (excluding crude oil to arrive):	Lower of cost or market, determined by the last-in, first-out method
c. Goods to arrive and crude oil to arrive:	At cost, determined by the identified cost method
d. Raw materials:	At cost, determined by the periodic average method
e. Supplies:	At cost, determined by the moving average method

STATEMENT OF INCOME

(April 1, 2007 to March 31, 2008)

(million yen)

Net sales	3,593,193
Cost of sales	3,374,513
Gross profit	218,679
Selling, general and administrative expenses	216,674
Operating income	2,004
Non-operating income	33,871
Interest income	1,258
Dividend income	22,410
Foreign exchange gain	4,861
Other non-operating income	5,340
Non-operating expenses	18,552
Interest expenses	14,578
Other non-operating expenses	3,974
Ordinary income	17,323
Extraordinary gain	1,993
Gain on sale of fixed assets	1,595
Gain on sale of shares of affiliates	270
Other extraordinary gain	127
Extraordinary expenses	13,120
Impairment loss on fixed assets	1,593
Loss on sale of fixed assets	382
Loss from disposal of fixed assets	10,050
Other extraordinary expenses	1,093
Income before income taxes	6,196
Corporation taxes, inhabitant taxes and enterprise taxes	129
Adjustment corporate taxes, etc.	(856)
Net income	6,923

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.

(April 1, 2007 to March 31, 2008)

(million yen)

	Shareholders' equity									
		Additional paid-in capital			Retained earnings					
						Other retained earnings				
	Common stock	Capital reserve	Other additional paid-in capital	Total additional paid-in capital	Retained earnings reserve	Reserve for special depreciation	Reserve for loss on overseas investment, etc.	Reserve for deferred income tax on fixed assets	Retained earnings carried forward	Total retained earnings
Balance at March 31, 2007	108,606	57,245	10,363	67,609	1,081	853	634	30,748	79,254	112,570
Change during the year										
Distribution of retained earnings									(8,997)	(8,997)
Net income									6,923	6,923
Acquisition of treasury stocks										
Disposal of treasury stocks			(1)	(1)						
Additions to other retained earnings						81	200	1,358	(1,641)	-
Reversal of other retained earnings						(349)	(25)	(3,027)	3,402	-
Reversal of revaluation difference of lands									953	953
Change in items other than shareholders' equity during the year (net)										
Total change during the year	-	-	(1)	(1)	-	(267)	175	(1,668)	639	(1,121)
Balance at March 31, 2008	108,606	57,245	10,362	67,607	1,081	585	810	29,079	79,893	111,449

(million yen)

	Shareholders' equity		Valuation and translation adjustments				Total net assets
	Treasury stocks	Total shareholders' equity	Unrealized holding gains on other securities	Deferred gains on hedges	Revaluation difference of lands	Total valuation and translation adjustments	
Balance at March 31, 2007	(101)	288,685	14,324	2,679	146,734	163,738	452,423
Change during the year							
Distribution of retained earnings		(8,997)					(8,997)
Net income		6,923					6,923
Acquisition of treasury stocks	(30)	(30)					(30)
Disposal of treasury stocks	13	11					11
Additions to other retained earnings		-					-
Reversal of other retained earnings		-					-
Reversal of revaluation difference of lands		953			(953)	(953)	-
Change in items other than shareholders' equity during the year (net)			(13,143)	483	(23,932)	(36,592)	(36,592)
Total change during the year	(16)	(1,139)	(13,143)	483	(24,885)	(37,545)	(38,685)
Balance at March 31, 2008	(118)	287,545	1,181	3,163	121,848	126,192	413,738

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

1. Matters concerning significant accounting policies

(1) Basis and method of valuation of assets:

(i) Basis and method of valuation of securities:

a.	Bonds to be held to maturity:	At amortized cost (straight-line method)
b.	Affiliate stock:	At cost, determined by the moving average method
c.	Other securities:	
	· Those with market value:	At market value, which is determined by the average of the closing market prices for one month prior to the close of the fiscal year. Revaluation differences are all transferred directly to net assets. Acquisition costs, which shall be compared with market value, are determined by the moving average method.
	· Those without market value:	At cost, determined by the moving average method
	· Contributions to anonymous associations:	Amounts equivalent to the share in property of the associations are reported.

(ii) Basis and method of evaluation of inventories:

a.	Merchandise and goods (excluding those to arrive):	At cost, determined by the last-in, first-out method
b.	Crude oil (excluding crude oil to arrive):	Lower of cost or market, determined by the last-in, first-out method
c.	Goods to arrive and crude oil to arrive:	At cost, determined by the identified cost method
d.	Raw materials:	At cost, determined by the periodic average method
e.	Supplies:	At cost, determined by the moving average method

(iii) Basis and method of evaluation of derivatives:

At market value

(2) Method of depreciation of fixed assets:

(i) Tangible fixed assets:

Declining balance method; provided, however, that the straight-line method is applicable to the buildings (excluding any appurtenances thereto) acquired on or after April 1, 1998.

(Change in the accounting policy)

In accordance with the amendment to the Corporate Tax Law of Japan (the Law to Amend Part of the Income Tax Law (Law No. 6, March 30, 2007) and the Ordinance to Amend Part of the Order to Enforce the Corporate Tax Law (Ordinance No. 83, March 30, 2007)), the method of depreciation under the Corporate Tax Law so amended is applied by the Company to the tangible fixed assets acquired on or after April 1, 2007, as from the fiscal year under review.
Consequently, operating income, ordinary income and income before income taxes decreased ¥1,196 million, respectively, in comparison with the previous accounting method.

(Additional information)

As from the fiscal year under review, in accordance with the amendment to the Corporate Tax Law of Japan, with regard to each tangible fixed asset acquired on or prior to March 31, 2007, the difference between an amount equivalent to 5% of the acquisition price thereof and the memorandum value is depreciated by the Company equally over five years, as from the fiscal year next following the fiscal year during which the value of such each tangible fixed asset amounts to 5% of the acquisition price thereof by application of the depreciation method provided for in the Corporate Tax Law before the amendment, and the amount so depreciated is included in depreciation costs.

Consequently, operating income, ordinary income and income before income taxes decreased ¥8,663 million, respectively, in comparison with the previous accounting method.

(ii) Intangible fixed assets: Straight-line method; provided, however, that software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

(3) Basis for accounting for allowances and reserves:

(i) Allowance for doubtful accounts: To meet losses from loan default, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific claims, such as probable non-performing credits.

(ii) Allowance for bonuses: To meet the payment of bonuses to employees, the Company sets aside the portion for each current fiscal year of an estimated amount of bonuses to be paid in the future.

(iii) Retirement allowances for employees: To meet the payment of retirement benefits to employees, the Company provides an amount estimated to accrue at the close of each current fiscal year, based on the estimated retirement benefit obligations and pension plan assets as of the close of each such current fiscal year.

Actuarial differences are treated as expenses, based on the straight line method for a specific period of years (ten years) not exceeding the average remaining years of service of employees, from the fiscal year next following the fiscal year when such differences occur. Prior year service liabilities are treated as expenses in a lump sum when such liabilities occur.

(iv) Reserve for repair works: To meet the payment for repair expenses in the future, the Company sets aside the portion for each current fiscal year of an amount of expenses of inspection and repair to be defrayed in respect of the oil tanks and

machinery and equipment and vessels that require periodic repairs in the future.

(4) Accounting treatment of lease transactions:

The Company treats finance lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers, by applying an accounting method similar to the accounting method for regular lease transactions.

(5) Method of hedge accounting:

(i) Method of hedge accounting: Deferral hedge accounting is applicable.

(ii) Hedge instruments and hedged items:

Hedge instruments: Forward exchange contracts, foreign currency debts payable, currency option transactions, crude oil and petroleum products swap transactions, futures transactions, interest rate swaps, and option transactions

Hedge items: Foreign currency receivables and payables, foreign currency investment securities, crude oil and petroleum products, and debts payable

(iii) Hedging policy: The Company, in accordance with its rules, carries out hedge transactions within the scope of actual requirements to hedge risk of price changes, interest rate and currency fluctuations with regard to the hedged items. Trading volumes in interest rate swaps and forward exchange contracts are limited within actual requirements.

(iv) Method of evaluating the effectiveness of a hedge:

The method of evaluating the effectiveness of a hedge is to confirm the compliance of the hedging instruments with the hedged items.

No evaluation is made as to the effectiveness of any transaction in which important conditions are common for the hedged assets and liabilities or scheduled transactions and price changes or cash flow changes are assumed in advance to be offset upon the commencement of the hedging and continue to be offset thereafter.

(6) Other important matters forming the basis of concerning preparation of financial statements:

Accounting treatment of consumption taxes, etc.: Consumption taxes and local consumption taxes are excluded from each account subject to such taxes.

2. Notes to the balance sheet

(1) Assets pledged

(i) Factory foundation mortgage:

Buildings	¥27,525 million
Structures	¥41,105 million
Oil tanks	¥15,646 million
Machinery and equipment	¥128,954 million
Vehicles and transportation equipment	¥172 million
Tools, furniture and fixtures	¥419 million
Lands	¥472,113 million
Sub total	¥685,934 million

(ii) Other pledges:

Investment securities	¥247 million
Sub total	¥247 million
Total	¥686,181 million

Secured liabilities:

Long-term debt (including the current portion thereof)	¥358,811 million

(2) Accumulated depreciation of tangible fixed assets ¥1,586,687 million

(3) Contingent liabilities:

Guarantee of obligations	¥21,208 million
Management directive memorandums	¥1,801 million
Total	¥23,010 million

(4) Receivables from associates and payables to associates:

(i)	Short-term receivables from associates:	¥135,817 million
(ii)	Long-term receivables from associates:	¥10,520 million
(iii)	Short-term payables to associates:	¥49,687 million
(iv)	Long-term payables to associates:	¥538 million

(5) Land revaluation

In accordance with the Land Revaluation Law (Law No. 34, promulgated on March 31, 1998) of Japan and the Law to Amend Part of the Land Revaluation Law (Law No. 19, promulgated on March 31, 2001) of Japan, the Company's lands used for business are revaluated and an amount equivalent to taxes on the difference on revaluation is included in liabilities as "deferred tax liabilities upon revaluation" and the difference on revaluation minus the amount of such taxes is included in net assets as "revaluation difference of lands".

(i) Method of revaluation:

Land revaluation is made in accordance with the method of calculation by making reasonable adjustments to the assessed value of fixed assets as set forth in Article 2, item 3 of the Ordinance to Implement the Land Revaluation Law (Cabinet Order No. 119, promulgated on March 31, 1998; the "Ordinance"), the method of calculation by making reasonable adjustments to the land values that form the basis of land tax calculations as set forth in Article 2, item 4 of the Ordinance, and appraisals by real estate appraisers as set forth in Article 2, item 5 of the Ordinance.

(ii) Revaluation date: March 31, 2002

(iii) Difference of the market value as at the end of the fiscal year under review of the lands revaluated and the book value thereof after such revaluation:

(¥128,648 million)

3. Notes on the statement of income

Transactions with associates:

(i)	Sales:	¥419,634 million
(ii)	Purchases:	¥230,519 million
(iii)	Transactions other than ordinary business:	¥1,000 million

4. Notes on the statement of shareholders' equity, etc.

Matters concerning the number of shares of treasury stock:

Class	Number of shares as of March 31, 2007	Increase in the number of shares during the year	Decrease in the number of shares during the year	Number of shares as of March 31, 2008
Shares of common stock	8 thousand shares	2 thousand shares	1 thousand shares	9 thousand shares

(Note) The number of shares of treasury stock increased as a result of the requests for purchases of less-than-one-unit shares and the number of shares of treasury stock decreased as a result of the requests for additional purchases of less-than-one-unit shares.

5. Notes on tax effect accounting

Principal components of deferred tax assets and deferred tax liabilities:

	(million yen)
(Deferred tax assets)	
Retirement allowances for employees	22,530
Impairment loss on fixed assets	16,667
Reserve for repair works	9,069
Estimated selling prices	5,769
Software	5,449
Deferred gains (loss) on hedges	5,717
Unrealized holding gains on other securities	3,770
Tax effect on investment	2,237
Allowance for bonuses	1,826
Others	8,623
Subtotal of deferred tax assets	81,661
Valuation reserve	(6,729)
Total deferred tax assets	74,931
(Deferred tax liabilities)	
Reserve for deferred income tax on fixed assets	(19,949)
Deferred gains (loss) on hedges	(7,887)
Unrealized holding gains on other securities	(4,580)
Future unitary tax on overseas subsidiaries	(1,687)
Reserve for loss on overseas investment	(555)
Reserve for special depreciation	(401)
Total deferred tax liabilities	(35,063)
Net deferred tax assets	39,868

6. Notes on the fixed assets used by lease

Financial lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers:

(1) Amounts equivalent to the acquisition prices, accumulated depreciation and balance at the end of the year, of leased property:

(million yen)

	Amount equivalent to the acquisition prices	Amount equivalent to accumulated depreciation	Amount equivalent to balance at the end of the year
Machinery and transportation equipment:	9,070	5,734	3,336
Tools, furniture and fixtures:	13,576	7,628	5,948
Others	89	88	1
Total:	22,736	13,450	9,286

(2) Amount equivalent to the balance of unearned rent at the end of the year:

Lease within one year:	¥3,514 million
Lease exceeding one year:	¥6,582 million
Total:	¥10,097 million

(3) Rent paid for the year, the amount equivalent to depreciation costs and the amount equivalent to interest paid:

Rent paid:	¥4,038 million
Amount equivalent to depreciation costs:	¥3,619 million
Amount equivalent to interest paid:	¥270 million

(4) Method of calculation of the amount equivalent to depreciation costs:

By the straight-line method on the assumption that the lease term is the useful life and that the residue value is nil.

(5) Method of calculation of the amount equivalent to interest paid:

The difference between the total rents paid for the year and the amounts equivalent to the acquisition prices of leased property shall be deemed to be the amount equivalent to interest and the distribution thereof to each fiscal year shall be made by the interest method.

7. Notes on the information per share

(1) Net assets per share: ¥10,345.99

(2) Net income per share: ¥173.14

COPY OF ACCOUNT AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

May 2, 2008

The Board of Directors
Idemitsu Kosan Co., Ltd.

Ernst & Young ShinNihon

Hiroshi Kuroda (seal)
Specified and Executive Partner
Certified Public Accountant

Eiji Oguro (seal)
Specified and Executive Partner
Certified Public Accountant

Seiichi Harayama (seal)
Specified and Executive Partner
Certified Public Accountant

We have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements of Idemitsu Kosan Co., Ltd. (the "Company"), applicable to its consolidated fiscal year from April 1, 2007 to March 31, 2008 pursuant to Article 444, paragraph 4 of the Corporation Law of Japan. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above consolidated financial statements present properly the financial position and profit and loss of the corporate group comprised of Idemitsu Kosan Co., Ltd. and its consolidated subsidiaries for the period related to the consolidated financial statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountant Law of Japan.

- END -

INDEPENDENT AUDITORS' REPORT

May 2, 2008

The Board of Directors
Idemitsu Kosan Co., Ltd.

Ernst & Young ShinNihon

Hiroshi Kuroda (seal)
Specified and Executive Partner
Certified Public Accountant

Eiji Oguro (seal)
Specified and Executive Partner
Certified Public Accountant

Seiichi Harayama (seal)
Specified and Executive Partner
Certified Public Accountant

We have audited the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements, and the supplementary financial schedules of Idemitsu Kosan Co., Ltd. (the "Company"), applicable to its 93rd fiscal year from April 1, 2007 to March 31, 2008 pursuant to Article 436, paragraph 2, item 1 of the Corporation Law of Japan. These financial statements and the supplementary financial schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the supplementary financial schedules from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the financial statements and the supplementary financial schedules are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary financial schedules. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above financial statements and the supplementary financial schedules present properly the financial position and profit and loss for the period related to the financial statements and the supplementary financial schedules in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountant Law of Japan.

- END -

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, based on the audit report prepared by each Statutory Auditor on the performance by the Directors of their duties during the 93rd fiscal year from April 1, 2007 to March 31, 2008, prepared this audit report upon deliberation and hereby report unanimously as follows:

1. Method of audit by the Statutory Auditors and the Board of Statutory Auditors and the particulars thereof:

The Board of Statutory Auditors determined the audit policy and audit plans for the fiscal year under review, received from each Statutory Auditor reports on the state of his performance of audits and the results thereof, and also received from the Directors, etc. and the account auditors reports on the state of performance of their duties and demanded their explanations whenever necessary.

Each Statutory Auditor, pursuant to the rules of audits by the Statutory Auditors determined by the Board of Statutory Auditors and in accordance with the audit policy, assignment of duties among them, etc., maintained constant communication with the Directors, the Internal Audit Office and other employees, etc. in an effort to collect information and improve the environment for auditing, attended meetings of the Board of Directors and other important meetings, received from the Directors and employees, etc., reports on the state of performance of their duties, demanded their explanations whenever necessary, inspected important decision documents, etc., and made investigation into the state of activities and property at the head office and principal business offices of the Company. We also monitored and verified the details of the resolutions of the Board of Directors for establishing systems to secure that the performance by the Directors of their duties will comply with laws or ordinances and the Articles of Incorporation and such other systems provided for in Article 100, paragraphs 1 and 3 of the Regulations to Enforce the Corporation Law of Japan as necessary to secure the adequacy of business of joint-stock corporations, as well as the status of the systems (internal control systems) established pursuant to such resolutions. With regard to the fundamental policy under Article 127, item 1 of the Regulations to Enforce the Corporation Law and the measures under Article 127, item 2 of the said regulations, as described in the business report, we investigated the details thereof by taking into account the developments of deliberation by the Board of Directors, etc. With regard to its subsidiaries, we maintained constant communication and exchanged information with the directors, statutory auditors, etc. thereof and required the subsidiaries to render reports on their business operations or made on-site investigation into the state of their activities and property whenever necessary. In accordance with such methods, we investigated the business report and its supplementary schedules for the fiscal year under review.

We also monitored and verified whether the account auditors had maintained an independent position and conducted adequate audits, and received from the account auditors reports on the state of performance of their duties and demanded their explanations whenever necessary. In addition, we received from the account auditors a notice that the

"systems to secure adequate performance of duties" (as listed in the items of Article 159 of the Regulations on Corporate Accounts) had been established in accordance with the "Standard for Quality Control Concerning Audits" (the Accounting Standards Board of Japan, October 28, 2005) and demanded their explanations whenever necessary. In accordance with such methods, we investigated the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements, and the supplementary financial schedules, as well as the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements, for the fiscal year under review.

2. Results of audit:

(1) Results of audit of the business report, etc.:

We are of the opinion:

(i) That the business report and its supplementary schedules present fairly the state of the Company in accordance with laws or ordinances and the Articles of Incorporation;

(ii) That in connection with the performance by the Directors of their duties, no dishonest act or material fact of violation of laws or ordinances or the Articles of Incorporation exists;

(iii) That the details of the resolutions of the Board of Directors on internal control systems are proper and that the performance by the Directors of their duties concerning such internal control systems contains nothing to be pointed out; and

(iv) That the fundamental policy stated in the business report as provided for in Article 127 of the Law to Enforce the Corporation Law contains nothing to be pointed out.

(2) Results of audit of the financial statements and the supplementary financial schedules:

We are of the opinion that the method and results of the audit made by the temporary account auditor, Ernst & Young ShinNihon is proper.

(3) Results of audit of the consolidated financial statements:

We are of the opinion that the method and results of the audit made by the temporary account auditor, Ernst & Young ShinNihon is proper.

May 12, 2008

The Board of Statutory Auditors
Idemitsu Kosan Co., Ltd.

Tetsuya Nagao (seal)
Full-time Statutory Auditor

Yasuo Izu (seal)
Full-time Statutory Auditor

Masahiro Inoue (seal)
(External) Statutory Auditor

Koichi Kumazaki (seal)
(External) Statutory Auditor

Michihisa Ono (seal)
(External) Statutory Auditor

Proposition No. 1: Election of 13 Directors

The term of office of all of the Directors will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that 13 Directors be elected.

The candidates for Directors are as follows:

Candidate No.	Name (Date of birth)	Brief history, position and business in charge (representation of other companies)		Number of shares of the Company held by Candidate
1.	Akihiko Tembo (November 16, 1939)	April 1964	Joined the Company	2,700 shares
		July 1988	President of Idemitsu International (Europe) PTC	
		June 1991	Director and General Manager of Accounting Department	
		June 1998	Managing Director	
		June 2000	Senior Managing Director	
		June 2002	President (to date)	
2.	Masakatsu Tanaka (January 3, 1947)	April 1969	Joined the Company	2,100 shares
		June 1998	Director of Idemitsu Petrochemicals Co., Ltd.	
		June 2001	Managing Director of Idemitsu Petrochemicals Co., Ltd.	
		August 2004	Executive Corporate Officer	
		April 2005	Assistant to Vice President	
		June 2005	Managing Director	
		June 2007	Executive Vice President and Director (to date)	
			Assistant to President (Petrochemicals Business, Research and Development, Manufacturing and Engineering, Accounting and IR, General Affairs and Management)	

Candidate No.	Name (Date of birth)	Brief history, position and business in charge (representation of other companies)	Number of shares of the Company held by Candidate
3.	Kazuhisa Nakano (January 4, 1948)	April 1971 Joined the Company June 2002 President of Idemitsu Oil & Gas Co., Ltd. April 2003 Executive Officer and General Manager of Personnel Department June 2004 Director and General Manager of Personnel Department June 2005 Managing Director and General Manager of Personnel Department June 2006 Managing Director June 2007 Executive Vice President and Director (to date) Assistant to President (Fuel Oil Business, Resource Business, New Business, Overseas and Supply and Demand and External Affairs and Planning) and responsible for Fuel Oil, Resource and New Business (Sales Department, Retail Control Department, Resource Department, New Business Promotion Department, Apollo Service Co., Ltd. and Idemitsu Credit Co., Ltd.)	2,730 shares
4.	Shuichi Omiya (September 6, 1946)	April 1972 Joined the Company June 2001 Director of Idemitsu Petrochemicals Co., Ltd. April 2003 Corporate Officer and General Manager of Research and Development Department June 2004 Director and General Manager of Research and Development Department December 2004 Director and General Manager of Electronic Materials Department and General Manager of Research and Development Department April 2005 Director June 2005 Managing Director (to date) Responsible for Research and Development (Research and Development Department, Intellectual Property Division, Agribio Department, Electronic Materials Department), and Petrochemicals Business (Chemicals Management Department, Basic Engineering Department, Performance Chemicals Department, Engineering Plastics Division and Idemitsu Unitech Co., Ltd.)	2,200 shares

<table>
<tr><th>Candidate No.</th><th>Name
(Date of birth)</th><th colspan="2">Brief history, position and business in charge (representation of other companies)</th><th>Number of shares of the Company held by Candidate</th></tr>
<tr><td rowspan="7">5.</td><td rowspan="7">Kenichi Matsui
(July 5, 1949)</td><td>April 1972</td><td>Joined the Company</td><td rowspan="7">2,140 shares</td></tr>
<tr><td>June 2001</td><td>General Manager of Accounting Department</td></tr>
<tr><td>April 2003</td><td>Corporate Officer and General Manager of Accounting Department</td></tr>
<tr><td>June 2004</td><td>Executive Corporate Officer and General Manager of Accounting Department</td></tr>
<tr><td>June 2005</td><td>Managing Director (to date)</td></tr>
<tr><td></td><td>Responsible for Accounting and IR (IR Office, Accounting Department and Information Systems Department)</td></tr>
<tr><td colspan="2"></td></tr>
<tr><td rowspan="7">6.</td><td rowspan="7">Atsuo Hashimoto
(February 5, 1947)</td><td>April 1969</td><td>Joined the Company</td><td rowspan="7">2,200 shares</td></tr>
<tr><td>June 1998</td><td>General Manager of Fukuoka Branch Office</td></tr>
<tr><td>June 2001</td><td>Director and General Manager of General Affairs Department</td></tr>
<tr><td>April 2003</td><td>Corporate Officer and General Manager of General Affairs Department</td></tr>
<tr><td>June 2004</td><td>Director and General Manager of General Affairs Department</td></tr>
<tr><td>June 2006</td><td>Managing Director (to date)</td></tr>
<tr><td></td><td>Responsible for General Affairs and Management (Secretary's Office, Public Relations & Advertising Office, General Affairs Department and Personnel Department)</td></tr>
<tr><td rowspan="9">7.</td><td rowspan="9">Takatoshi Hiruma
(January 19,1950)</td><td>April 1973</td><td>Joined the Company</td><td rowspan="9">1,780 shares</td></tr>
<tr><td>June 1999</td><td>General Manager of Hokuriku Branch Office</td></tr>
<tr><td>June 2001</td><td>General Manager of Tokuyama Refinery; Director and General Manager of Tokuyama Plant of Idemitsu Petrochemicals Co., Ltd.</td></tr>
<tr><td>April 2003</td><td>Corporate Officer and General Manager of Demand and Supply Department</td></tr>
<tr><td>June 2004</td><td>Executive Corporate Officer and General Manager of Demand and Supply Department</td></tr>
<tr><td>June 2005</td><td>Director and General Manager of Corporate Planning Department</td></tr>
<tr><td>June 2006</td><td>Managing Director and General Manager of Corporate Planning Department</td></tr>
<tr><td>April 2007</td><td>Managing Director (to date)</td></tr>
<tr><td></td><td>Responsible for External Affairs and Planning (Corporate Planning Department)</td></tr>
</table>

Candidate No.	Name (Date of birth)	Brief history, position and business in charge (representation of other companies)		Number of shares of the Company held by Candidate
8.	Yoshinori Kawamoto (January 1, 1948)	April 1970	Joined the Company	1,500 shares
		June 2001	Director of Idemitsu Petrochemicals Co., Ltd.	
		June 2003	Corporate Officer of Idemitsu Petrochemicals Co., Ltd.	
		April 2005	Corporate Officer and General Manager of Technical Division	
		June 2007	Director and General Manager of Technical Division (to date)	
			Responsible for Manufacturing and Engineering (Manufacturing Department, Engineering Department and Idemitsu Engineering Co., Ltd.) and General Manager, Engineering Department	
9.	Yasuo Sakamoto (September 26, 1948)	April 1972	Joined the Company	2,600 shares
		June 2001	General Manager of Lubricating Oil Department	
		April 2003	Corporate Officer and General Manager of Lubricating Oil Department	
		April 2005	Executive Corporate Officer and General Manager of Performance Chemicals Department	
		June 2007	Director (to date)	
			Responsible for Industrial Energy Department and Lubricating Oil Department	
10.	Zenichi Suda (February 4, 1950)	April 1973	Joined the Company	2,500 shares
		July 1996	President of Idemitsu International (Asia) Pte. Ltd.	
		July 1999	Deputy Division Manager of Overseas Division	
		July 2002	Deputy General Manager of Hyogo Refinery	
		November 2003	General Manager of Hyogo Refinery	
		April 2004	Corporate Officer and Division Manager of Overseas Division	
		June 2007	Director and Division Manager of Overseas Division (to date)	
			Responsible for Overseas and Supply and Demand (Overseas Department, Supply and Demand Department and Idemitsu Tanker Co., Ltd.) and General Manager, Overseas Department	

Candidate No.	Name (Date of birth)	Brief history, position and business in charge (representation of other companies)		Number of shares of the Company held by Candidate
11.	Seiji Fukunaga (January 25, 1950)	April 1973	Joined the Company	-
		June 1997	General Manager of West-Tokyo Branch	
		July 1999	Deputy General Manager of Sales Department	
		June 2001	General Manager of Tohoku Branch	
		April 2005	Corporate Officer and General Manager of Sales Department	
		July 2005	Executive Corporate Officer and General Manager of Sales Department	
		June 2006	Executive Corporate Officer, General Manager of Sales Department and General Manager of Retail Control Department	
		April 2008	Executive Corporate Officer and General Manager of Sales Department (to date)	
12.	Mitsuru Soneda (October 16, 1950)	April 1973	Joined the Company	-
		April 2005	Deputy General Manager of Personnel Department	
		June 2006	Corporate Officer and General Manager of Personnel Department (to date)	
13.	Junjiro Kuramochi (July 31, 1952)	April 1975	Joined the Company	-
		July 2003	Deputy General Manager of Accounting Department	
		April 2005	Corporate Officer and General Manager of Manufacturing Department (to date)	

(Note) There is no special relationship between any candidate for Director and the Company.

<u>Proposition No. 2</u>: Election of two (2) Statutory Auditors

Statutory Auditors Tetsuya Nagao and Masahiro Inoue will resign at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that two Statutory Auditors be elected.

The Board of Statutory Auditors has consented to this proposition.

The candidates for Statutory Auditors are as follows:

Candidate No.	Name (Date of birth)	Brief history, position and business in charge (representation of other companies)		Number of shares of the Company held by Candidate
1.	Takayuki Endo (November 28, 1949)	April 1972	Joined the Company	-
		April 2001	General Manager of the Office to Set up Investor Relations Office	
		September 2006	General Manager of Investor Relations Office (to date)	

Candidate No.	Name (Date of birth)	Brief history, position and business in charge (representation of other companies)		Number of shares of the Company held by Candidate
2.	Sukeaki Ohta (February 27, 1943)	April 1965	Joined Tokio Marine & Fire Insurance Co., Ltd. (currently, Tokio Marine & Nichido Fire Insurance Co., Ltd.)	-
		June 1993	Director and General Manager of Sales Planning Dept.	
		June 1995	Managing Director, General Manager of Sales Planning Dept. and General Manager of Tokyo Headquarters	
		June 1997	Managing Director	
		June 1998	Senior Managing Director	
		July 1998	Senior Managing Director and General Manager of Tokyo Corporate Headquarters II	
		June 2000	Retired from Tokio Marine & Fire Insurance Co., Ltd.	
			President and Director of Tokio Marine Life Insurance Co., Ltd. (currently, Tokio Marine & Nichido Life Insurance Co., Ltd.)	
		June 2004	Director of Millea Holdings, Inc.	
		June 2006	Retired as President and Director of Tokio Marine & Nichido Life Insurance Co., Ltd.	
			Retired as Director of Millea Holdings, Inc.	
			Board Member of Incorporated Medical Foundation Ishinkai	
		August 2006	Board Chairperson of Incorporated Medical Foundation Ishinkai (to date)	

(Notes) 1. There is no special relationship between any candidate for Statutory Auditor and the Company.

2. Mr. Sukeaki Ohta is a candidate for external Statutory Auditor.

3. It is hereby proposed that Mr. Sukeaki Ohta be elected as external Statutory Auditor to reflect his long experience and wide knowledge as a corporate executive on audits of the Company.

4. The Company plans to enter into an agreement with Mr. Sukeaki Ohta to limit the liability for damages provided for in Article 423, paragraph 1 of the Corporation Law of Japan pursuant to the provision of Article 427, paragraph 1 of the said law. The limit on the liability for damages under the agreement shall be as provided for in laws and ordinances.

- END -

(Translation)

June 26, 2008

NOTICE OF RESOLUTIONS OF THE 93RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 93rd Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Akihiko Tembo
President and Representative Director

Idemitsu Kosan Co., Ltd.
1-1, Marunouchi 3-chome,
Chiyoda-ku, Tokyo, Japan

Description

Matters reported:

1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors for the 93rd fiscal year (from April 1, 2007 to March 31, 2008)

2. Report on the financial statements for the 93rd fiscal year (from April 1, 2007 to March 31, 2008)

The Company reported the contents of the above-mentioned documents.

Matters resolved:

Proposition No. 1: Election of 13 Directors

Messrs. Akihiko Tembo, Masakatsu Tanaka, Kazuhisa Nakano, Shuichi Omiya, Kenichi Matsui, Atsuo Hashimoto, Takatoshi Hiruma, Yoshinori Kawamoto, Yasuo Sakamoto and Zenichi Suda, ten in all, were reelected as Directors and Messrs. Seiji Fukunaga, Mitsuru Soneda and Junjiro Kuramochi, three in all, were newly elected as Directors, and assumed office, respectively.

Proposition No. 2: Election of two (2) Statutory Auditors

Messrs. Takayuki Endo and Sukeaki Ohta were newly elected as Statutory Auditors and assumed office, respectively.

- END -

- - - - -

At the meeting of the Board of Directors held following the close of this Ordinary General Meeting of Shareholders, the Representative Directors and Directors with specific titles were elected and at the meeting of the Board of Statutory Auditors also held thereafter, the full-time Statutory Auditors were elected.

The officers of the Company are as follows:

President and Representative Director	Akihiko Tembo
Executive Vice President and Representative Director	Masakatsu Tanaka
Executive Vice President and Representative Director	Kazuhisa Nakano
Executive Vice President and Representative Director	Shuichi Omiya
Managing Director	Kenichi Matsui
Managing Director	Atsuo Hashimoto
Managing Director	Takatoshi Hiruma
Director	Yoshinori Kawamoto
Director	Yasuo Sakamoto
Director	Zenichi Suda
Director	Seiji Fukunaga
Director	Mitsuru Soneda
Director	Junjiro Kuramochi
Full-time Statutory Auditor	Yasuo Izu
Full-time Statutory Auditor	Takayuki Endo
Statutory Auditor	Koichi Kumazaki
Statutory Auditor	Michihisa Ono
Statutory Auditor	Sukeaki Ohta

(Note) Statutory Auditors Koichi Kumazaki, Michihisa Ono and Sukeaki Ohta are external statutory auditors.

Year-End Dividends

Year-end dividends, as determined by resolution of the Board of Directors pursuant to Article 38 of the Articles of Incorporation of the Company, became payable as from June 5, 2008.

We hereby recommend you to confirm that a "Receipt of Dividends" (if you have elected to receive payment of dividends by transfer to your bank account, a "Statement of Dividends" and an "Account to Receive Dividends") was enclosed with the "Notice of the 93rd Ordinary General Meeting of Shareholders" sent as of June 4, 2008.

END